Exhibit 99.4
EXTENDICARE TRUST
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COMPUTERSHARE TRUST COMPANY OF CANADA

NOTE INDENTURE
Providing for the issue of Series 1 Notes,
Series 2 Notes and Series 3 Notes of
Extendicare Trust

November 10, 2006

     TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Meaning of “Outstanding”	6
1.3	References to Acts Performed by the Trust	7
1.4	Number and Gender	7
1.5	Headings for Reference Only	7
1.6	Day Not a Business Day	7
1.7	Currency	7
1.8	Time of the Essence	7
1.9	Governing Law; Attornment	7
1.10	Limitation of Liability of the Trust	8
1.11	Per Annum Calculations	8
1.12	Interest Calculation	8

ARTICLE 2 THE NOTES		8
2.1	Notes Issuable in Series	8
2.2	Designation, Terms and Form of Series 1 Notes	8
2.3	Designation, Terms and Form of Series 2 Notes	9
2.4	Designation, Terms and Form of Series 3 Notes	10
2.5	Interest	11
2.6	Prescription	11
2.7	Issue of Series 1 Notes	12
2.8	Reservation and Issuance of Series 2 Notes	12
2.9	Reservation and Issuance of Series 3 Notes	13
2.10	Execution of Notes	13
2.11	Certification	14
2.12	Notes to Rank Pari Passu	14
2.13	Registration of Notes	14
2.14	Persons Entitled to Payment	15
2.15	Manner of Payments	16
2.16	Mutilation, Loss, Theft or Destruction	18
2.17	Exchanges of Notes	18
2.18	Transfer	18

ARTICLE 3 REDEMPTION, PURCHASE AND CANCELLATION		19
3.1	Redemption of Notes; Notice to Trustee	19
3.2	Places of Payment	19
3.3	Notice of Redemption	19
3.4	Notes Due on Redemption Date	19
3.5	Deposit of Redemption Moneys	20
3.6	Failure to Surrender Notes Called for Redemption	20
3.7	Less Than All Notes Redeemed	20
3.8	Purchase of Notes	20
3.9	Cancellation of Purchased Notes	21

ARTICLE 4 SUBORDINATION OF THE NOTES		21
4.1	Agreement to Subordinate	21
4.2	Distribution on Insolvency or Liquidation	21
4.3	Subrogation of Notes	23
4.4	No Payment to Holders if the Senior Indebtedness is Due or in Default	23
4.5	Payment of Notes Permitted	24
4.6	Subordination Not to be Impaired	25
4.7	Obligations Created by Article 4	25
4.8	No Set-Off	25
4.9	Amendments to Note Indenture or Notes	26
4.10	Authorization of Holders to Trustee to Effect Subordination	26
4.11	Knowledge of Trustee	26
4.12	Trustee May Hold Senior Indebtedness	26
4.13	Rights of Holders of Senior Indebtedness Not Impaired	26
4.14	Altering the Senior Indebtedness	27
4.15	Additional Indebtedness	27

ARTICLE 5 COVENANTS OF THE TRUST		27
5.1	Positive Covenants	27
5.2	Trustee May Perform Covenants	28
5.3	To Pay Trustee’s Remuneration	28

ARTICLE 6 DEFAULT		29
6.1	Events of Default	29
6.2	Acceleration of Maturity	31
6.3	Remedies	31
6.4	Remedies not Exclusive	31
6.5	Delay	32
6.6	Waiver of Default	32
6.7	Enforcement by the Trustee	32
6.8	No Suits by Holders	34
6.9	Application of Moneys Received by Trustee	34
6.10	Distribution of Proceeds	35
6.11	Judgment Against the Trust	35
6.12	Immunity of Administrator, etc.	36

ARTICLE 7 SATISFACTION AND DISCHARGE		36
7.1	Payment of Principal Amount	36
7.2	Non-Presentation of Notes	36
7.3	Repayment of Unclaimed Moneys	36
7.4	Discharge	37

ARTICLE 8 SUCCESSOR TRUSTS		37
8.1	Successors	37
8.2	Vesting of Powers In Successor	38

ARTICLE 9 MEETINGS OF HOLDERS		38
9.1	Right to Convene Meeting	38
9.2	Notice of Meetings	38
9.3	Chairperson	38
9.4	Quorum	39
9.5	Power to Adjourn	39
9.6	Show of Hands	39
9.7	Poll	39
9.8	Voting	39
9.9	Regulations	40
9.10	Persons Entitled to Attend Meetings; Record Dates	40
9.11	Powers Exercisable by Extraordinary Resolution	41

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9.12	Meaning of “Extraordinary Resolution”	43
9.13	Powers Cumulative	44
9.14	Minutes	44
9.15	Instrument In Writing	44
9.16	Binding Effect of Resolutions	44
9.17	Evidence of Rights of Holders	45
9.18	Series Approval	45

ARTICLE 10 NOTICES		46
10.1	Notice	46

ARTICLE 11 CONCERNING THE TRUSTEE		47
11.1	No Conflict of Interest	47
11.2	Replacement of Trustee	48
11.3	Duties of Trustee	49
11.4	Reliance Upon Declarations	50
11.5	Evidence and Authority to Trustee	51
11.6	Experts, Advisers and Agents	51
11.7	Investment of Moneys Held by Trustee	52
11.8	Action by Trustee to Protect Interests	52
11.9	Trustee Not Required to Give Security	52
11.10	Protection of Trustee	52
11.11	Conditions Precedent to Trustee’s Obligations to Act Hereunder	53
11.12	Authority to Carry on Business	54
11.13	Acceptance of Trust	54
11.14	Compliance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act	54
11.15	Trustee’s Cheque to Satisfy Liability	54

ARTICLE 12 SUPPLEMENTAL INDENTURES		55
12.1	Supplemental Indentures	55
12.2	Binding Effect of Modifications	56

ARTICLE 13 EXECUTION AND FORMAL DATE		56
13.1	Formal Date	56
13.2	Successors and Assigns	56
13.3	Further Assurances	56
13.4	Execution	56
13.5	Amendment	56
13.6	Facsimile Execution	56
SCHEDULE “A” – FORM OF SERIES 1 NOTES, TRUSTEES’ CERTIFICATE AND FORM OF ASSIGNMENT
SCHEDULE “B” – FORM OF SERIES 2 NOTES, TRUSTEES’ CERTIFICATE AND FORM OF ASSIGNMENT
SCHEDULE “C” – FORM OF SERIES 3 NOTES, TRUSTEES’ CERTIFICATE AND FORM OF ASSIGNMENT
SCHEDULE “D” – FORM OF REDEMPTION NOTICE

NOTE INDENTURE
THIS NOTE INDENTURE, made effective as of the 10th day of November, 2006 by and between EXTENDICARE TRUST, a trust settled under the laws of the Province of Ontario (the “Trust”), and COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (the “Trustee”),
WHEREAS:
A.	the Trust is duly authorized to create and issue the Notes as herein provided;

B.	the Administrator has duly authorized the execution of this Note Indenture and the creation and issue of the Notes proposed to be issued hereunder;

C.	the Trustee has full power and authority to execute this Note Indenture and to perform the rights, powers, duties, obligations and responsibilities herein imposed upon it;
NOW THEREFORE this Note Indenture witnesseth that in consideration of the respective covenants and agreements set forth herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) it is hereby covenanted, agreed and declared as set forth below:
ARTICLE 1
INTERPRETATION
1.1 Definitions
     In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:
(a)	“Administrator” means Extendicare Inc., in its capacity as administrator of the Trust, and includes any successor thereto;

(b)	“affiliate” or “associate” when used to indicate a relationship with a person or company, has the meaning attributed to it in the Securities Act;

(c)	“Applicable Laws” means all applicable provisions of laws, domestic or foreign, including, without limitation, the Securities Act;

(d)	“Arrangement” means the arrangement under Section 192 of the CBCA as set forth in the Plan of Arrangement;

(e)	“Auditors” means KPMG LLP, Chartered Accountants, or an independent nationally recognized firm of chartered accountants duly appointed as auditors of the Trust;

(f)	“Authorized Investments” has the meaning attributed to it in subsection 11.7;

(g)	“Borrowed Money” means, in respect of any person, all the person’s indebtedness, obligations and liabilities in respect of: (i) borrowed money; (ii) bonds, debentures, notes or other similar instruments; (iii) the purchase price of any property or services which is not due within ninety (90) days of delivery or installation of such property or delivery of an invoice or account in respect of such services; (iv) reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar facilities issued for its account; (v) Hedge Agreements; and (vi) guarantees, indemnities and other similar assurances in respect of Borrowed Money (as hereinbefore defined);

(h)	“Business Day” means a day other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Toronto, Ontario;

(i)	“CBCA” means the Canada Business Corporations Act, R.S.C.. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(j)	“Certificate of the Trust”, “Order of the Trust”, “Request of the Trust”, “Direction of the Trust” and “Consent of the Trust” mean, respectively, a written certificate, order, request, direction or consent of the Trust, executed by the Administrator or the Trust Trustees on behalf of the Trust, and may consist of one or more instruments so executed;

(k)	“Counsel” means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Trust, retained, employed, engaged or appointed by the Trustee or retained, employed, engaged or appointed by the Trust and acceptable to the Trustee where the context so indicates;

(l)	“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

(m)	“Event of Default” means any of the events of default referred to in Section 6.1;

(n)	“Extraordinary Resolution” has the meaning attributed to it in Sections 9.12 and 9.15;

(o)	“Fund” means Extendicare Real Estate Investment Trust, a trust settled under the laws of the Province of Ontario, and includes any successor thereto;

(p)	“Fund Deed of Trust” means the deed of trust dated September 11, 2006 governing the Fund, as the same may be amended, supplemented or restated from time to time;

(q)	“Fund Trustees” means, at any time, the individuals who are, in accordance with the Fund Deed of Trust, the trustees of the Fund at such time;

(r)	“Fund Units” means the trust units of the Fund;

(s)	“Governmental Authority” shall mean: (i) any nation, province, state, county, city or other jurisdiction; (ii) any federal, provincial, state, local, municipal, foreign or other government; (iii) any governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental power); (iv) any body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power; or (v) any official of the foregoing;

(t)	“Hedge Agreement” means any foreign currency contract, foreign currency, interest or commodity swap or other currency arrangement of the Trust or any of its subsidiaries;

(u)	“Holders” means the person(s) from time to time being entered in the Registers as holders of Notes;

(v)	“Holders’ Request” means an instrument signed in one or more counterparts by the Holder(s) of a majority of the principal amount of the Notes of all series then outstanding requesting the Trustee to take some action or proceeding specified therein; provided that if the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes, a Holders’ Request must be executed by the Fund Trustees or the Administrator on behalf of the Fund to be of force or effect hereunder;

(w)	“Interest Payment Date”, with respect to any series of Notes and in respect of an Interest Period, means the date that is no later than the 15th day of the month following the end of each Interest Period, provided that the Maturity Date shall be the Interest Payment Date for any Interest Period preceding the Maturity Date in respect of which an Interest Payment Date has not occurred; and provided further that in the event any Note shall be partially or totally redeemed at any time prior to the Maturity Date, then for each such Note or portion of a Note so redeemed, the Redemption Date shall be an Interest Payment Date for any Interest Period in respect of which an Interest Payment Date has not occurred;

(x)	“Interest Period” means the period beginning on (and including) the Issue Date and ending on (and including) the last day of such month, and each month beginning on (and including) the first day of each month and ending on (and including) the last day of such month; provided that the final Interest Period shall end on (but exclude) the Maturity Date (unless the principal amount owing on any such Note shall not have been repaid) and in the event any Note shall be partially or totally redeemed at any time prior to the Maturity Date then the period beginning on (and including) the first day of the month in which the Redemption Date occurs to (but excluding) the Redemption Date shall be an Interest Period;

(y)	“Issue Date” means in respect of any Note, the date of issuance thereof;

(z)	“Liabilities” has the meaning attributed to it in subsection 11.10(e);

(aa)	“Maturity Date” means: (i) with respect to each Series 1 Note issued hereunder, the date on which such Series 1 Note will mature as specified in subsection 2.2(d); (ii) with respect to each Series 2 Note issued hereunder, the date on which such Series 2 Note will mature as specified in subsection 2.3(e); and (iii) with respect to each Series 3 Note issued hereunder, the date on which such Series 3 Note will mature as specified in subsection 2.4(e), in each case subject to extension or redemption as provided in Article 3;

(bb)	“Note Indenture”, “Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(cc)	“Notes” means, collectively, the Series 1 Notes, the Series 2 Notes and the Series 3 Notes issued or to be issued hereunder and outstanding and entitled to the benefits hereof or, if the context otherwise requires, Notes of only one or two series;

(dd)	“person” means any individual, company, corporation, limited partnership, general partnership, firm, joint venture, syndicate, trust, joint stock company, limited liability corporation, association, bank, pension Fund, business trust or other organization, whether or not a legal entity, and any government agency or political subdivision thereof or any other form of entity or organization;

(ee)	“Plan of Arrangement” means the Plan of Arrangement set forth as Exhibit 1 to the Arrangement Agreement dated September 11, 2006 among the Fund, the Trust, Extendicare Holding General Partner Inc., Extendicare Limited Partnership, Extendicare Inc., Extendicare Acquisition Inc., Extendicare ULC and Assisted Living Concepts, Inc., as amended or amended and restated from time to time;

(ff)	“Proceeding” has the meaning attributed to it in Section 4.2;

(gg)	“Redemption Amount” means an amount equal to the principal amount of the Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date;

(hh)	“Redemption Date” means, with respect to any Note to be redeemed hereunder, the date specified for the redemption of such Note in the Redemption Notice;

(ii)	“Redemption Notice” has the meaning attributed to it in Section 3.3;

(jj)	“Register(s)” has the meaning attributed to it in subsection 2.13(a);

(kk)	“Related Appointments” has the meaning attributed to it in Section 11.1;

(ll)	“Representatives” has the meaning attributed to it in subsection 11.10(e);

(mm)	“Securities Act” means the Securities Act, R.S.O. 1990, c. S-5, as amended from time to time, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder;

(nn)	“Senior Indebtedness” means all indebtedness, obligations and liabilities of the Trust in respect of Borrowed Money (including principal, interest, interest on amounts in default, penalties, fees, indemnifications, reimbursements, damages and the deferred purchase price of property), other than:
(i)	indebtedness, obligations or liability created under this Note Indenture or evidenced by the Notes;

(ii)	indebtedness to trade creditors; and

(iii)	indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Notes;
(oo)	“Series 1 Notes” means the Notes of the Trust of the first series authorized to be issued under this Note Indenture issued hereunder and for the time being outstanding;

(pp)	“Series 2 Notes” means the Notes of the Trust of the second series authorized to be issued under this Note Indenture issued hereunder and for the time being outstanding;

(qq)	“Series 3 Notes” means the Notes of the Trust of the third series authorized to be issued under this Note Indenture issued hereunder and for the time being outstanding;

(rr)	“subsidiary” shall have the meaning ascribed thereto in the Securities Act;

(ss)	“Successor” has the meaning attributed to it in Section 8.1;

(tt)	“Successor Trustee” has the meaning attributed to it in subsection 11.2(b);

(uu)	“Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended from time to time, including the regulations promulgated thereunder;

(vv)	“Transfer” means a form of transfer substantially in the form of transfer attached to the Notes;

(ww)	“Trust Deed of Trust” the deed of trust of the Trust dated September 11, 2006, as the same may be amended, supplemented or restated from time to time;

(xx)	“Trustee” means Computershare Trust Company of Canada, a trust company established under the federal laws of Canada and authorized to do business in the Province of Ontario with an office in the City of Toronto, in the Province of Ontario, or its successor or successors and permitted assigns for the time being as trustee of the trusts created hereunder;

(yy)	“Trust Trustees” means, at any time, the individuals who are, in accordance with the Trust Deed of Trust, the trustees of the Trust at such time;

(zz)	“Trust Units” means the trust units of the Trust; and

(aaa)	“Trust Unitholders” means the holders of trust units of the Trust.
1.2	Meaning of “Outstanding”
(a)	Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until:
(i)	it has been cancelled; or

(ii)	it has been delivered to the Trustee for cancellation; or

(iii)	moneys for the payment thereof have been set aside by and received by the Trustee for that purpose in accordance with the provisions of Section 7.1 of this Note Indenture.
(b)	Notes which have been partially redeemed or purchased by the Trust shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof.

(c)	When a new Note has been issued in substitution for a Note pursuant to Section 2.17, only one of such Notes shall be counted for all purposes, including for the purpose of determining the aggregate principal amount of Notes outstanding.

(d)	For the purposes of any provision of this Note Indenture entitling Holders to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Trust or any of its subsidiaries shall be disregarded except:
(i)	for the purpose of determining whether the Trustee shall be protected in acting and relying on any such vote, consent, requisition, instrument or other action only the Notes which the Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii)	Notes so owned which have been pledged in good faith other than to the Trust or any of its subsidiaries shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote such Notes in its discretion free from the control of the Trust or any of its subsidiaries.

1.3 References to Acts Performed by the Trust
     Any reference in this Note Indenture to an act to be performed or which may not be performed by the Trust, shall be construed and applied for all purposes as if it referred to an act to be performed or which may not be performed by the Trust Trustees on behalf of the Trust or by some other person duly authorized to do so by the Trust Trustees or pursuant to the provisions hereof. Any reference in this Note Indenture to actions, rights or obligations of the Trust Trustees, shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trust Trustees in their capacity as trustees of the Trust, and not in any other capacity, unless the context otherwise requires.
1.4 Number and Gender
     In this Note Indenture, unless otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing a gender shall include the feminine, masculine and neuter genders.
1.5 Headings for Reference Only
     The division of this Note Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Note Indenture.
1.6 Day Not a Business Day
     If any day on which any determination is to be made or any action is required to be taken hereunder is not a Business Day, then such determination shall be made or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.
1.7 Currency
     All references in this Note Indenture to “dollars” or “$” are to Canadian dollars, unless otherwise noted.
1.8 Time of the Essence
     Time shall be of the essence in this Note Indenture.
1.9 Governing Law; Attornment
     This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Ontario.

1.10 Limitation of Liability of the Trust
     Each of the parties hereto acknowledges that the obligations of the Trust under this Note Indenture will not be personally binding upon the Trust Trustees, the Administrator, any registered or beneficial holder of Trust Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Trust will be limited to, and satisfied only out of, the assets of the Trust. Any obligation of the Trust set out in this Note Indenture will, to the extent necessary to give effect to such obligation, be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the Trust Trustees or the Administrator in its capacity as administrator of the Trust only.
1.11 Per Annum Calculations
     Unless otherwise stated, whenever in this Note Indenture reference is made to a rate “per annum” or a similar expression is used, such rate shall be calculated on the basis of a calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, in the case of a leap year, as the case may be.
1.12 Interest Calculation
     Interest payable on any Interest Payment Date shall be deemed to have accrued from day to day for the number of days comprising the Interest Period to which such Interest Payment Date relates. For greater certainty, the Trustee shall be entitled to consult with the Trust if the Trustee is required to perform interest payment calculations.
ARTICLE 2
THE NOTES
2.1 Notes Issuable in Series
     The Notes may be issued in series, as provided in Sections 2.2, 2.3. and 2.4. No additional series of Notes are authorized to be created or issued hereunder.
2.2 Designation, Terms and Form of Series 1 Notes
     The first series of Notes authorized to be issued under this Note Indenture shall:
(a)	consist of an unlimited aggregate principal amount thereof;

(b)	be designated as “Series 1 Notes”;

(c)	with respect to each Series 1 Note, bear the date such Series 1 Note is issued;

(d)	with respect to each Series 1 Note, be payable on demand and, in any event, mature on the 10th anniversary of the date of issuance of such Series 1 Note with the effect that, for greater certainty, Series 1 Notes issued on different dates will have correspondingly different Maturity Dates;

(e)	bear interest from and including the date of issuance of each such Note at the rate of 9.95% per annum (with interest on overdue interest at the same rate), payable in monthly installments in arrears on each Interest Payment Date;

(f)	be unsecured debt obligations of the Trust;

(g)	be issuable in denominations of at least $100 and integral multiples of $100 thereafter or in such other denominations as is authorized by the Trust Trustees or the Administrator;

(h)	be substantially in the form set out in Schedule “A” hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Note Indenture, as may be required to comply with Applicable Laws or as may be not inconsistent with the terms hereof and as the Trust Trustees or the Administrator executing any Series 1 Notes may deem necessary or desirable, in their sole discretion;

(i)	bear such distinguishing letters and numbers as the Trustee may approve; and

(j)	be redeemable as provided in Article 3.
2.3 Designation, Terms and Form of Series 2 Notes
     The second series of Notes authorized to be issued under this Note Indenture shall:
(a)	consist of an unlimited aggregate principal amount thereof;

(b)	be issuable at any time and from time to time exclusively to holders of Fund Units in full or in partial payment of the redemption price of Fund Units for an aggregate principal amount on each such issuance equal to the aggregate redemption price so paid;

(c)	be designated as “Series 2 Notes”;

(d)	with respect to each such Series 2 Note, bear the date such Series 2 Note is issued;

(e)	with respect to each such Series 2 Note, mature on a date which is no later than the first anniversary of the date of issuance thereof determined at the time of issuance by the Trust Trustees or the Administrator, with the effect that, for greater certainty, Series 2 Notes issued on different dates will have correspondingly different Maturity Dates;

(f)	bear interest from and including the date of issuance of each such Note at a market rate of interest determined at the time of issuance by the Trust Trustees or the Administrator (after as well as before maturity, default and judgment, with interest on overdue interest at such rate), payable in monthly installments in arrears on each Interest Payment Date;

(g)	be unsecured debt obligations of the Trust;

(h)	be issuable in denominations of at least $100 and integral multiples of $100 thereafter or such other denominations as is authorized by the Trust Trustees or the Administrator;

(i)	be substantially in the form set out in Schedule “B” hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Note Indenture, as may be required to comply with Applicable Laws or as may be not inconsistent with the terms hereof and as the Trust Trustees or the Administrator executing any Series 2 Notes may deem necessary or desirable, in their sole discretion;

(j)	bear such distinguishing letters and numbers as the Trustee may approve; and

(k)	be redeemable as provided in Article 3.
2.4 Designation, Terms and Form of Series 3 Notes
     The third series of Notes authorized to be issued under this Indenture shall:
(a)	consist of an unlimited aggregate principal amount thereof;

(b)	be issuable at any time and from time to time exclusively to holders of Series 1 Notes in full or partial payment of the redemption price of such Series 1 Notes for an aggregate principal amount on each such issuance equal to the aggregate redemption price so paid;

(c)	be designated as “Series 3 Notes”;

(d)	with respect to each such Series 3 Note, bear the date such Series 3 Note is issued;

(e)	with respect to each such Series 3 Note, mature on the same date as the Series 1 Notes in respect of which such Series 3 Note is issued;

(f)	bear interest from and including the date of issuance of each such Note at a market rate of interest determined at the time of issuance by the Trust Trustees or the Administrator (after as well as before maturity, default and judgment, with interest on overdue interest at such rate), payable in monthly installments in arrears on each Interest Payment Date;

(g)	be unsecured debt obligations of the Trust;

(h)	be issuable in denominations of at least $100 and integral multiples of $100 thereafter or in such other denominations as is authorized by the Trust Trustees or the Administrator;

(i)	be substantially in the form set out in Schedule “C” hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Note Indenture, as may be required to comply with Applicable Laws or as may be not inconsistent with the terms hereof and as the Trust Trustees or the Administrator executing any Series 3 Notes may deem necessary or desirable, in their sole discretion;

(j)	bear such distinguishing letters and numbers as the Trustee may approve; and

(k)	be redeemable as provided in Article 3.
2.5 Interest
(a)	Each Note issued hereunder shall bear interest from and including the date of issuance thereof and from and including the last Interest Payment Date on which interest shall have been paid or made available for payment on such outstanding series of Notes, whichever shall be the later, to the earlier of:
(i)	if called for redemption, the Redemption Date;

(ii)	if demand for repayment is made, the date of such demand; and

(iii)	the Maturity Date thereof,

(iv)	unless such payment is improperly withheld or refused upon due presentation and surrender thereof for payment on or after the appropriate date and prior to the setting aside of the appropriate amount pursuant to Article 7.
(b)	Wherever in this Note Indenture the payment of interest is referred to, such reference shall be deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable, and express mention of interest on amounts in default in any provisions hereof shall not be construed as excluding such interest in those provisions hereof where such express mention is not made.
2.6 Prescription
     The right of a Holder to exercise such Holder’s rights under this Note Indenture with respect to a Note shall become void unless the Note is presented for payment within a period of six (6) years from the Maturity Date thereof, after which payment with respect to such Note shall be governed by the provisions of Article 7. The Trust shall have satisfied its obligations under each Note upon remittance to the Trustee for the account of the Holder of such Note upon redemption or at the Maturity Date thereof of any and all consideration due hereunder in cash with respect to such Note, subject to and in accordance with the provisions of this Note Indenture. Such remittance shall for all purposes be deemed a payment to the Holder, and to such extent such Note shall thereafter not be considered as outstanding and the Holder shall have no right with respect to such Note, except to receive payment out of the moneys so paid and deposited upon surrender of the Note.
2.7 Issue of Series 1 Notes
     The Series 1 Notes as issued from time to time by the Trust, shall be executed by the Trust and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee on the Order of the Trust and delivered to or to the order of the Holder pursuant to a Direction of the Trust. In certifying such Series 1 Notes, the Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked in writing:
(a)	a Direction of the Trust requesting certification and delivery of such Series 1 Notes and setting forth delivery instructions; and

(b)	a Certificate of the Trust certifying that the Trust is not in default under this Note Indenture, that the conditions for certification and delivery of the Series 1 Notes have been complied with subject to the delivery of any documents or instruments specified in such certificate (and concurrent delivery thereof) and that no Event of Default exists or will exist upon such certification and delivery.
2.8 Reservation and Issuance of Series 2 Notes
(a)	Series 2 Notes will be reserved by the Trust to be issued exclusively to holders of Fund Units as full or partial payment of the redemption price of Fund Units at the times and in accordance with the terms of Article VII of the Fund Deed of Trust.

(b)	Upon notification of the decision of the Fund Trustees or the Administrator to pay all or part of the redemption price for Fund Units in Series 2 Notes, the Trust shall forthwith execute the aggregate principal amount of Series 2 Notes required to satisfy all or such part of the redemption price for such Fund Units in accordance with the terms hereof. Immediately after such execution, such Series 2 Notes shall be delivered to the Trustee and shall be certified by the Trustee and delivered by the Trustee to or to the order of the Fund upon receipt by the Trustee of the following:
(i)	a Direction of the Trust for the certification and delivery of such Series 2 Notes and setting forth delivery instructions; and

(ii)	a Certificate of the Trust certifying that the Trust is not in default under this Note Indenture, that the conditions for certification and delivery for the Series 2 Notes have been complied with subject to the delivery of any documents of instruments specified in such certificate (and concurrent delivery thereof) and that no Event of Default exists or will exist upon such certification and delivery.
(c)	For greater certainty, such execution, certification and delivery of Series 2 Notes may occur at any time and from time to time upon the redemption of Fund Units pursuant to which the Fund Trustees or the Administrator has decided to pay all or part of the redemption price thereof in Series 2 Notes.
2.9 Reservation and Issuance of Series 3 Notes
(a)	Series 3 Notes will be reserved by the Trust to be issued exclusively to holders of Series 1 Notes as full or partial payment of the redemption price thereof at the times and in accordance with the terms of Article 3.

(b)	Upon the decision of the Trust Trustees or the Administrator to pay all or part of the redemption price for Series 1 Notes in Series 3 Notes, the Trust shall forthwith execute the aggregate principal amount of Series 3 Notes required to satisfy all or such part of the redemption price for such Series 1 Notes in accordance with the terms hereof. Immediately after such execution, such Series 3 Notes shall be delivered to the Trustee and shall be certified by the Trustee and delivered by the Trustee to or to the order of the Trust upon receipt by the Trustee of the following:
(i)	a Direction of the Trust for the certification and delivery of such Series 3 Notes and setting forth delivery instructions; and

(ii)	a Certificate of the Trust certifying that the Trust is not in default under this Note Indenture, that the conditions for certification and delivery for the Series 3 Notes have been complied with subject to the delivery of any documents of instruments specified in such certificate (and concurrent delivery thereof) and that no Event of Default exists or will exist upon such certification and delivery.
(c)	For greater certainty, such execution, certification and delivery of Series 3 Notes may occur at any time and from time to time upon the redemption of Series 1 Notes pursuant to which the Trust Trustees or the Administrator has decided to pay all or part of the redemption price thereof in Series 3 Notes.
2.10 Execution of Notes
     The Notes shall be signed (either manually or by facsimile signature) by any of the Trust Trustees or any officer of the Administrator. A facsimile signature upon any of the Notes shall, for all purposes of this Note Indenture, be deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. Notwithstanding that any person, whose signature, either manual or by facsimile, may appear on a Note, is no longer, at the date of this Note Indenture or at the date of a Note or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Trust and the Holder thereof shall be entitled to the benefits of this Note Indenture.

2.11 Certification
(a)	No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Trustee substantially in the form of, in the case of Series 1 Notes, the certificate set out in Schedule “A” hereto, in the case of Series 2 Notes, the certificate set out in Schedule “B” hereto and, in the case of Series 3 Notes, the certificate set out in Schedule “C” hereto (or in some other form approved by the Trust and the Trustee). Such certification on any Note shall be conclusive evidence as against the Trust that such Note is duly issued, is a valid, binding and legal obligation of the Trust and the Holder is entitled to the benefits hereof.

(b)	The certification of the Trustee on the Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Note Indenture or of the Notes, or as to the issuance of the Notes or as to the performance by the Trust of its obligations under this Note Indenture and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof (other than the disbursement of amounts received from the Trust in respect of payment of interest or principal of any Redemption Amount pursuant to the terms hereof). The certification of the Trustee on the Notes shall, however, be a representation and warranty by the Trustee that the Notes have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Note Indenture.
2.12 Notes to Rank Pari Passu
     The Notes certified and issued pursuant to this Note Indenture will be a general unsecured obligation of the Trust. The Series 2 Notes and the Series 3 Notes shall rank pari passu with one another and rank prior to the Series 1 Notes. The Notes within each series certified and issued under this Note Indenture rank pari passu with one another in accordance to their tenor without discrimination, preference or priority; provided, however, that principal and interest, if any, may, prior to any accelerated payment thereof pursuant to Section 6.2 upon the occurrence of an Event of Default, be payable at different times for each series of Notes and issued at different times in accordance with the tenor of all series of Notes and of Series 1 Notes, Series 2 Notes and Series 3 Notes issued at different times. The payment of the principal and interest, if any, on the Notes is expressly subordinated to the prior payment in full of Senior Indebtedness, as provided in Article 4.
2.13 Registration of Notes
(a)	The Trust shall, at all times while any Notes are outstanding, cause to be kept by the Trustee or other registrar at the principal office of the Trustee in the City of Toronto and in such other place or places and by the Trustee or such other registrars, if any, as the Trust with the approval of the Trustee may designate, registers (“Register(s)”) in which shall be entered the names and addresses of each of the Holders and particulars of the Notes held by them respectively, and of all transfers of Notes. No transfer of a Note or any right to receive principal or interest hereunder shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Trustee or other registrar.

(b)	The Registers shall, at all reasonable times during the regular business hours of the Trustee or other applicable registrar, be open for inspection by the Trust, or the Trustee or any Holder upon prior written notice. Every registrar (including the Trustee) shall from time to time when requested so to do in writing by the Trust or the Trustee furnish the Trust or the Trustee with a list of the names and addresses of Holders entered on the Register or Registers kept by such registrar and showing the principal amount and certificate numbers of the Notes held by each such Holder.

(c)	Subject to Section 2.18, the Holder may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section 2.13, in accordance with such reasonable regulations as the Trustee and/or other registrar may prescribe and subject to payment of the costs referred to in subsection 2.17(b) hereof.

(d)	Neither the Trust nor the Trustee shall be required to transfer or exchange any Notes on any Interest Payment Date or during a period of five (5) Business Days immediately preceding any Interest Payment Date or immediately preceding any selection by the Trustee of Notes to be redeemed.

(e)	None of the Trustee, any other registrar or the Trust shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note and the Trustee, any other registrar or the Trust may transfer any Note on the written direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(f)	Except in the case of the Register required to be kept at the Trustee’s principal office in the City of Toronto, the Trust, with the approval of the Trustee, may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.
2.14 Persons Entitled to Payment
(a)	The Holder, for the time being, of any Note shall be entitled to the principal moneys and due and unpaid interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Trust and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by Applicable Laws, be entitled to be entered on any of the appropriate Registers as the absolute owner of such Note free from all equities or rights of set-off or counterclaim between the Trust and the transferor or any previous Holder thereof, save with respect to equities of which the Trust is required to take notice by statute or by order of a court of competent jurisdiction.

(b)	Delivery by the Trustee to a Holder of, or the receipt of such Holder of, the principal moneys and due and unpaid interest evidenced by such Note, respectively, shall be a good and sufficient discharge to the Trust, which shall not be bound to enquire into the title of such Holder, save as required by a court of competent jurisdiction or as required by statute. Other than with respect to the Fund, none of the Trust, the Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c)	In the case of the death of one or more joint Holders, the principal moneys of, and due and unpaid interest, if any, on, any Notes may be paid to the survivor or survivors of such joint Holders whose receipt thereof, accompanied by the delivery of such Note and any other documentation the Trustee may reasonably require, shall constitute a valid discharge to the Trustee, any registrar, the Trust and any paying agent.
2.15 Manner of Payments
(a)	Subject to Article 4, as interest becomes due on the Notes, the Trust shall cause such interest (less any tax required by Applicable Laws to be withheld therefrom) to be paid on or before the Interest Payment Date to the Holder either by cheque or bank draft sent by prepaid ordinary mail payable to or to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, or as the Holder otherwise directs. In the case of joint Holders, the cheque or bank draft shall be payable or issued to or to the order of all such joint Holders and addressed to them at the last address or account appearing on the Register, as the case may be, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or bank draft shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt or destruction of any cheque, bank draft or Funds for interest by the Holder, the Trust will cause to be issued to the Holder a replacement cheque or bank draft for like amount upon being furnished with such evidence of non-receipt or destruction as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably. The Trust shall provide the Trustee with written evidence of all payments made directly to Holders pursuant to this Section 2.15(a).

(b)	If the Trustee is responsible for payment in respect of interest on any Notes (except at maturity or on redemption, in which case interest shall be paid on presentation and surrender of such Notes for payment), the Trust shall (i) if the payment of such interest (less any tax required by Applicable Law to be withheld therefrom) is to be effected by cheque sent by prepaid ordinary mail, cause sufficient moneys (to be delivered by the Trust to the Trustee by certified cheque or by wire transfer) to be received by the Trustee payable upon receipt, at least three (3) Business Days prior to each Interest Payment Date, in respect of such Notes and cause such cheque to be sent by prepaid ordinary mail, and (ii) if such payment is not effected by cheque, cause sufficient moneys (to be delivered by the Trust to the Trustee by certified cheque or by wire transfer) to be received by Trustee, payable upon receipt, at least one Business Day prior to each Interest Payment Date in respect of such Notes and cause such interest to be paid by other transfer of Funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by Applicable Law to be withheld therefrom), in each case payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs; provided that upon receipt by the Trustee of Funds (to be delivered by the Trust to the Trustee by certified cheque or otherwise by wire transfer) at least one Business Day before the Interest Payment Date, the Trust may, with the consent of the Holder, instruct the Trustee to effect such payment by wire transfer to the Holder on the Interest Payment Date.

(c)	Notwithstanding anything contained herein, the Trust may, in lieu of sending or causing to be sent any such cheque, enter into an agreement with a Holder or with the person for whom such Holder is acting as nominee providing for the payment to such Holder of the principal of and/or interest (less any tax required by Applicable Law to be withheld therefrom) on such Holder’s Notes by electronic Funds transfer or by any other method at a place or places other than the place or places specified herein and in such Notes as the place or places for such payment and shall provide a certified copy of, or relevant extract from, any such agreement to the Trustee. Any payment of the principal of and interest on any such Note at such other place or places pursuant to such agreement shall, notwithstanding any other provision of this Note Indenture, be valid and binding on the Trust, the Trustee and the relevant Holders of Notes.

(d)	Notwithstanding anything contained herein, the Trust may enter into an agreement with the Holder or with the person for whom such Holder is acting as nominee providing for the payment to such Holder of the principal of and interest (less any tax required by Applicable Law to be withheld therefrom) on such Note at a place or places other than the place or places specified herein and in such Note as the place or places for such payment and shall provide a certified copy of, or relevant extract from, any such agreement to the Trustee. Any payment of the principal of and interest on any such Note at such other place or places pursuant to such agreement shall, notwithstanding any other provision of this Note Indenture, be valid and binding on the Trust, the Trustee and such Holder.

2.16 Mutilation, Loss, Theft or Destruction
     In case any of the Notes issued hereunder shall be mutilated, lost, stolen or destroyed, the Trust, in its discretion, may issue, and thereupon the Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Trust and the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable charges and expenses incidental to the issuance of any substituted Note. Any Note issued under the provisions of this Section 2.16 in lieu of any Note alleged to be lost, destroyed or stolen shall be equally and proportionately entitled to the benefits of this Note Indenture with all other Notes issued under this Note Indenture. All mutilated or defaced Notes surrendered to the Trustee under this Section 2.16 shall be cancelled by the Trustee.
2.17 Exchanges of Notes
(a)	Notes of any denomination, including Notes having different interest rates and loan maturity dates, may be exchanged for Notes of the same series for any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.13. Any Notes tendered for exchange shall be surrendered to the Trustee or appropriate registrar and shall be cancelled.

(b)	Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes or upon any transfer of Notes, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(c)	Notwithstanding the foregoing provisions of this Section 2.17, no charge shall be made to a Holder thereunder for any exchange or transfer of any Note applied for within a period of thirty (30) days from the date hereof.
2.18 Transfer
     The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to the terms of this Note Indenture and any Applicable Laws.

ARTICLE 3
REDEMPTION, PURCHASE AND CANCELLATION
3.1 Redemption of Notes; Notice to Trustee
     The Trust shall have the right, at its option, to redeem either in whole at any time or in part from time to time, without payment of any bonus or penalty amount, Notes of any series outstanding hereunder before the Maturity Date thereof upon payment in lawful money of Canada of an amount equal to the Redemption Amount (less any tax required by Applicable Law to be withheld therefrom), provided however, that in the case of Series 1 Notes called for redemption by the Trust, the Trust Trustees or the Administrator has the right, in their or its sole discretion, as the case may be, to elect to issue Series 3 Notes in whole or in part payment of the Redemption Amount payable for such Series 1 Notes called for redemption. The election of the Trust to redeem any Notes shall be evidenced by a resolution of the Trust Trustees or the Administrator adopted no more than sixty (60) days prior to the Redemption Date. In case of any redemption at the election of the Trust of less than all of the Notes, the Trust shall, at least (30) days prior to the Redemption Date (unless a shorter notice shall be satisfactory to the Trustee) notify the Trustee of such Redemption Date and of the principal amount of Notes to be redeemed, the Redemption Amount, and in the case of the redemption of Series 1 Notes, the amount, if any, of the Redemption Amount which is to be satisfied by the issuance and delivery of Series 3 Notes.
3.2 Places of Payment
     The Redemption Amount (less any tax required by Applicable Law to be withheld therefrom) will be payable upon presentation and surrender of the Notes called for redemption at any of the places where the Register is maintained and at any other places specified in the notice of redemption.
3.3 Notice of Redemption
     Notice of redemption of Notes of any series shall be given by the Trust to Holders of the series of Notes called for redemption at least ten (10) days prior to the Redemption Date (the "Redemption Notice”) substantially in the form set forth in Schedule “D” hereof and in the manner provided in Section 10.1 hereof. Such Redemption Notice shall be irrevocable and shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Amount, the places of payment, in the case of a redemption of Series 1 Notes, the amount, if any, of the Redemption Amount which is to be satisfied by the issuance and delivery of Series 3 Notes, and, if less than all outstanding Notes are to be redeemed, the identification (and in the case of partial redemption, the respective principal amounts) of the Notes to be redeemed and shall state that, subject to Section 3.4, interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date.
3.4 Notes Due on Redemption Date
     Upon a Redemption Notice being given in accordance with Section 3.3, the Redemption Amount with respect to the Notes so to be redeemed shall be and become due and payable on the Redemption Date specified in such notice and with the same effect as if it were the Maturity

Date of such Notes, the provisions hereof or of any such Notes notwithstanding, and, from and after such Redemption Date, interest shall cease in respect of those Notes being redeemed, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the places specified in Section 3.2 on or after the Redemption Date and prior to the setting aside of the Redemption Amount pursuant to Article 7.
3.5 Deposit of Redemption Moneys
     Upon Notes being called for redemption as provided for in Section 3.3 hereof, the Trust shall deposit with the Trustee or any paying agent to the order of the Trustee or for the account of the Trustee, on or prior to the Redemption Date specified in the Redemption Notice, such sums (and/or certificates representing Series 3 Notes, if applicable) as are sufficient to pay the Redemption Amount of the Notes which are to be redeemed on such Redemption Date (less any tax required by Applicable Law to be withheld therefrom). The Trustee shall pay or cause to be paid to the Holders, upon surrender of the Notes, the Redemption Amount thereof (less any tax required by Applicable Law to be withheld therefrom) from the sums (and/or certificates representing Series 3 Notes, if applicable) so deposited.
3.6 Failure to Surrender Notes Called for Redemption
     If the Holder of Notes called for redemption in accordance with Section 3.3 should, within thirty (30) days from the Redemption Date, fail to surrender any of such Notes or fail within such time to (a) accept payment of the Redemption Amount payable in respect thereof or (b) give such receipt therefor, if any, as the Trustee may require, such Redemption Amount (less any tax required by Applicable Law to be withheld therefrom) shall be set aside in trust for such Holder, in accordance with Article 7, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum and the Series 3 Notes, if applicable, so set aside and, to that extent, such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right, as of the Redemption Date, except to receive payment out of the moneys and the Series 3 Notes, if applicable, so paid without interest thereon, upon the surrender of its Notes.
3.7 Less Than All Notes Redeemed
     If less than all of the Notes outstanding of a particular series are to be redeemed, each Holder of Notes of such series shall have a proportion of the Notes of such series held by such Holder redeemed equal to the proportion which the aggregate principal amount of the Notes of such series to be redeemed is to the aggregate principal amount of all Notes of such series outstanding at such time, rounded, if necessary, to the nearest whole multiple of one hundred dollars ($100) of principal amount of Notes of such series held by such Holder.
3.8 Purchase of Notes
(a)	Provided that no Event of Default has occurred and is continuing, the Trust may purchase all or any of the Notes of any series by tender or by private contract at a price determined by the Trust Trustees or the Administrator in compliance with Applicable Laws.

(b)	If, upon an invitation for tenders, more Notes than the Trust is prepared to accept are tendered at the same lowest price, the Notes to be purchased by the Trust will be selected by the Trust Trustees or the Administrator in such manner as they or it, as the case may be, may deem equitable, from the Notes tendered by each tendering Holder who tendered at such lowest price. For this purpose, the Trust Trustees or the Administrator may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon the Holders, notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only. The Holder of any Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, a new Note for the unpurchased part so surrendered and the Trustee shall certify and deliver such new Note upon receipt of the Note so surrendered.
3.9 Cancellation of Purchased Notes
     All Notes redeemed or purchased in whole or in part pursuant to this Article 3 shall be forthwith delivered to and cancelled by the Trustee and may not be reissued or resold and no Notes shall be issued in substitution therefor.
ARTICLE 4
SUBORDINATION OF THE NOTES
4.1 Agreement to Subordinate
     The Trust covenants and agrees, and each Holder, by its acceptance of any Notes, likewise agrees, that the payment of the principal of, premium, if any, and any interest on the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all existing and future Senior Indebtedness.
4.2 Distribution on Insolvency or Liquidation
     In the event of: (i) any insolvency or bankruptcy case or proceeding (including proceedings under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith relative to either the Trust or to its creditors, as such, or to any of its assets, (ii) any liquidation, dissolution or other winding up of the Trust, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Trust (any of the foregoing events in clauses (i), (ii), or (iii), a “Proceeding”), then, and in any such event:
(a)	the holders of all Senior Indebtedness remaining unpaid shall be entitled to receive payment thereof in full (including interest accruing after the commencement of any such Proceeding at the rate specified in the instrument or agreement evidencing the Senior Indebtedness, whether or not such interest is an allowable claim in any such Proceeding) before the Holders are entitled to receive any payment upon the principal of, premium, if any, and interest on indebtedness evidenced by, the Notes from the Trust;

(b)	any payment by, or distribution of assets of, the Trust of any kind or character, whether in cash, property or securities, to which the Holders would be entitled, except for the provisions of this Article 4, shall be paid by the person making such payment or distribution, whether the liquidator, agent or other agent or a trustee in bankruptcy or a receiver or otherwise, directly to the holders of all Senior Indebtedness or their representative, or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay in full all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof;

(c)	in the event that, notwithstanding the foregoing, any payment by, or distribution of assets of, the Trust of any kind or character, whether in cash, property or securities, shall be received by the Holders before all Senior Indebtedness is paid in full, such payment or distribution shall be held in trust for the benefit of, and shall be paid over to, the holders of such Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness in respect thereof; and

(d)	any payments or distributions paid over to the holders of Senior Indebtedness pursuant to subsection 4.2(c) and not applied in reduction of the amounts owing to the Holders hereunder shall be deemed not to have discharged any of the obligations of the Trust hereunder (and, to the extent that by operation of Applicable Law they are treated as doing so, the Trust covenants to indemnify the Holders on demand from and against any loss suffered or incurred by them in consequence thereof).
     Upon any payment or distribution of assets of the Trust referred to in this Article 4, the Trustee and the Holders shall be entitled to call for and to act and rely upon a certificate, addressed to the Trustee or to the Holders, of the person making any such payment or distribution, for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Indebtedness and any other indebtedness of the Trust, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 4.

4.3 Subrogation of Notes
     Subject to the payment in full of all Senior Indebtedness, the rights of the Holders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Trust made in respect of and on account of Senior Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Holders, but for the provisions of this Article 4, until the principal amount of, premium, if any, and interest on the Notes shall be paid in full. No payment or distribution of assets of the Trust to the Holders which would otherwise be payable or distributable to the holders of Senior Indebtedness pursuant to this Article 4 shall, as between the Trust, its creditors (other than the holders of Senior Indebtedness) and the Holders, be deemed to be a payment by the Trust to or on account of the Holders, it being understood that the provisions of this Article 4 are, and are intended, solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of the Senior Indebtedness, on the other hand. Nothing contained in this Article 4 or elsewhere in this Note Indenture or in the Notes is intended to or shall impair, as between the Trust and its creditors (other than the holders of Senior Indebtedness and the Holders), the obligation of the Trust, which is unconditional and absolute, to pay to the Holders the principal amount of, premium, if any, and interest on the Notes, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Holders and creditors of the Trust (other than the holders of the Senior Indebtedness), nor shall anything herein or therein prevent the Trustee or the Holder of any Note from exercising all remedies otherwise permitted by Applicable Law upon default under this Note Indenture, subject to the rights, if any, under this Article 4, of the holders of Senior Indebtedness upon the exercise of any such remedy.
4.4 No Payment to Holders if the Senior Indebtedness is Due or in Default
(a)	Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter otherwise provided, all principal of, premium, if any, and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment on account of principal of, premium, if any, and interest on the Notes is made.

(b)	Upon the occurrence of a default or an event of default with respect to any Senior Indebtedness, as defined therein or in the instrument creating the same, then, unless and until such default or an event of default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Notes or otherwise) shall be made by the Trust with respect to the principal of, premium, if any, or interest on the Notes. In the event that, notwithstanding the foregoing, the Trust shall make any payment of principal of, premium, if any, or interest on the Notes after the happening of such a default or an event of default, then, except as hereinafter otherwise provided, unless and until such default or an event of default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and if and when such Senior Indebtedness shall have become due and payable shall be paid over to, the holders of the Senior Indebtedness or their representative(s) or to the trustee under any indenture under which any instruments evidencing any of the Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof.

(c)	The fact that any payment which is required to be made pursuant to this Note Indenture or the Notes is prohibited by this Section 4.4 shall not prevent the failure to make such payment from being an Event of Default hereunder.

(d)	The Trust shall not grant, and the Trustee and the Holders shall not be entitled to receive, any mortgage, charge, hypothec, assignment, pledge or other security interest against any of the property, assets or undertaking of the Trust or any of its subsidiaries or affiliates to secure the Notes without the prior written consent of the holders of the Senior Indebtedness.

(e)	Upon any Default by the Trust under this Note Indenture or the occurrence of any Event of Default, neither the Trustee nor any Holder shall be entitled to take or commence any action, suit, remedy or proceedings (whether judicial or extrajudicial) against the Trust or any of its property, assets or undertaking to collect or enforce payment of the principal of, premium, if any, and interest on the Notes or any other amounts owing under this Note Indenture (excluding fees and expenses payable to the Trustee hereunder) or to enforce the performance of any other covenant or obligation of the Trust under this Note Indenture or the Notes (including, without limitation, any action or proceeding for the payment of the Notes, the appointment of a liquidator or receiver of the Trust or any of its property, assets or undertaking or for the winding up of the Trust) unless and until the Senior Indebtedness has been paid in full; provided however that the foregoing shall in no way prohibit, restrict or prevent the Trustee from taking such action as may be necessary to preserve the claims of the Trustee and/or the Holders and this Note Indenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any bankruptcy, reorganization or insolvency proceedings commenced by or against the Trust and exercising its rights (including to vote) as an unsecured creditor in connection with or under any bankruptcy, reorganization or insolvency proceedings commenced by or against the Trust).
4.5 Payment of Notes Permitted
(a)	Nothing contained in this Note Indenture or in any of the Notes shall, subject always to Section 4.1, prevent the Trust at any time, except under the conditions described in Section 4.4 or during the continuance of any insolvency or winding-up as referred to in subsection 4.2(i), from making payments at any time of the principal of, premium, if any, or interest on the Notes.

(b)	Until written notice shall be given to the Trustee by the Trust or on behalf of any holder of any Senior Indebtedness of the occurrence of any default or an event of default with respect to such Senior Indebtedness or of the existence of any other facts which would have the result that any payment with respect to the Notes would be in contravention of the provisions of this Article 4, the Trustee shall be entitled to assume that no such default or an event of default has occurred, or that no such facts exist; and nothing in this Note Indenture shall prevent the Trustee from applying any moneys received by it pursuant to this Note Indenture prior to the receipt by it of such written notice, to the purposes for which the same were received, notwithstanding the occurrence or continuance of a default with respect to, or the existence of such facts with respect to, such Senior Indebtedness.
4.6 Subordination Not to be Impaired
     No right of any present or future holder of any Senior Indebtedness to enforce the subordination as herein provided for in this Article 4 shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Trust or by any act or failure to act, in good faith, by any such holder, or by any non-compliance by the Trust with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.
4.7 Obligations Created by Article 4
     Each of the Trust and the Trustee agrees, and each Holder by its acceptance of a Note likewise agrees, that:
(a)	the provisions of this Article 4 are an inducement and consideration to each holder of Senior Indebtedness to give or continue credit to the Trust or others or to acquire Senior Indebtedness;

(b)	each holder of Senior Indebtedness may accept the benefit of this Article 4 on the terms and conditions set forth in this Article 4 by giving or continuing credit to the Trust or others or by acquiring Senior Indebtedness, in each case without notice to the Trustee and without establishing actual reliance on this Article 4; and

(c)	in the event of any creditor proceedings, the indebtedness represented by the Notes is not to be classified with any Senior Indebtedness for voting or distribution, which means that holders of Senior Indebtedness will vote separately from the holders of Notes in respect of any restructuring or arrangement proposal regarding the Trust.
4.8 No Set-Off
     Each of the Trust and the Trustee agrees, and each Holder, by its acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and interest on the Notes at any time when any payment of, or in respect of, such amounts to the Trustee or the Holders is prohibited by this Article 4 or is otherwise required to be paid to the holders of Senior Indebtedness or their representative(s) or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear.

4.9 Amendments to Note Indenture or Notes
     Each of the Trust and the Trustee agrees, and each Holder, by its acceptance thereof, likewise agrees, not to make any changes to this Note Indenture or the Notes, including this Article 4 and the definition of Senior Indebtedness, which materially prejudice the rights of the holders of Senior Indebtedness under this Article 4 without the consent of each holder of Senior Indebtedness, or their representative(s) or the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued.
4.10 Authorization of Holders to Trustee to Effect Subordination
     Each Holder, by its acceptance thereof, authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination provided for in this Article 4 and appoints the Trustee his attorney-in-fact for any and all such purposes, including the execution and delivery by the Trustee of confirmations that the holder or holders of any Senior Indebtedness are entitled to all the rights and benefits of this Article 4 and of subordination agreements in favour of the holders of any Senior Indebtedness on such terms as are reasonably required by the holders of such Senior Indebtedness (or the representative thereof or trustee thereof) and which the Trustee reasonably believes, on the written advice of Counsel, complies with this Article 4. Forthwith upon the request of any holder of Senior Indebtedness or its representative or the trustee under any indenture under which any instruments evidencing any Senior Indebtedness may have been issued, the Trustee shall execute and deliver to the person making that request a form of such confirmation or, with the advice of Counsel, any such subordination agreement, on its own behalf and on behalf of all Holders.
4.11 Knowledge of Trustee
     Notwithstanding the provisions of this Article 4, the Trustee will not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Trust, any Holder or any holder or representative of any class of Senior Indebtedness or on its behalf.
4.12 Trustee May Hold Senior Indebtedness
     The Trustee is entitled to all the rights set forth in this Article 4 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Note Indenture deprives the Trustee of any of its rights as such holder.
4.13 Rights of Holders of Senior Indebtedness Not Impaired
     No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Trust or by any non-compliance by the Trust with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

4.14 Altering the Senior Indebtedness
     The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Trust, all without notice to or consent of the Holders or the Trustee and without affecting the liabilities and obligations of the parties to this Note Indenture or the Holders or the Trustee.
4.15 Additional Indebtedness
     This Note Indenture does not restrict the Trust from incurring additional indebtedness for Borrowed Money.
ARTICLE 5
COVENANTS OF THE TRUST
5.1 Positive Covenants
     The Trust hereby covenants and agrees with the Trustee, for the benefit of the Trustee and the Holders, that so long as any Notes remain outstanding it will:
(a)	subject to: (i) the terms of any subordination agreement entered into by the Trustee pursuant to Article 4; and (ii) the terms of any Senior Indebtedness; duly and punctually pay and cause to be paid to the Holders the principal, premium, if any, and any interest accrued under the Notes at the dates and places, in the currency and in the manner prescribed herein;

(b)	except as otherwise contemplated herein, maintain its existence and carry on and conduct, and cause to be carried on and conducted, its business and that of its subsidiaries in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its existence;

(c)	keep, and cause its subsidiaries to keep, proper books of account in accordance with generally accepted accounting principles;

(d)	furnish the Trustee with copies of, and will provide directly to each Holder requesting same, all interim financial statements and annual audited (consolidated, if applicable) financial statements prepared by the Trust, and the report, if any, of the Auditors thereon at the same time such statements and reports are furnished to any stock exchange, securities commission or other regulatory authority;

(e)	notify the Trustee in writing promptly upon becoming aware of any Default or Event of Default hereunder and specify what action it is taking or proposes to take with respect thereto;

(f)	give to the Trustee written notice, including reasonably detailed particulars, of any action, suit or proceeding, commenced against the Trust or any of its subsidiaries before any Governmental Authority which could reasonably be expected to result in any material adverse change in the business, operations, prospects, assets or condition, financial or otherwise, of the Trust and its subsidiaries, taken as a whole;

(g)	pay or discharge or cause to be paid or discharged, before the same shall become delinquent all material taxes, assessments and governmental charges levied or imposed upon the Trust or upon the income, profits or property of the Trust which, if unpaid, might by Applicable Law become a lien upon the property of the Trust provided, however, that the Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings;

(h)	comply in all material respects with all Applicable Laws relating to the operation of its business, in any case, the non-compliance with which could reasonably be expected to have a material adverse effect on the business, operations, prospects, assets, condition, financial or otherwise, of the Trust; and

(i)	do, observe and perform or cause to be done, observed or performed all of its obligations under all agreements, leases, contracts and indentures, and all matters necessary to be done, observed or performed whether under any Applicable Laws where non-compliance could reasonably be expected to give rise to a material adverse effect on the business or the operations, prospects or assets or the condition, financial or otherwise, of the Trust and its subsidiaries, taken as a whole.
5.2 Trustee May Perform Covenants
     If the Trust fails to perform any covenant on its part herein contained, the Trustee may, in its discretion, but (subject to Section 6.7) need not, perform any of such covenants capable of being performed by it. If any such covenant requires the payment or expenditure of money, it may, in its discretion, but need not, make such payment or expenditure with its own Funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Trust in the manner provided in Section 5.3, but no such performance or payment by the Trustee shall be deemed to relieve the Trust from default or its continuing obligations hereunder.
5.3 To Pay Trustee’s Remuneration
     The Trust will, from time to time, pay the Trustee’s reasonable remuneration for its services hereunder together with all costs incurred by the Trustee pursuant to this Note Indenture and will repay to the Trustee on demand all expenses, disbursements and moneys which shall have been paid by the Trustee in the administration or execution of the trusts hereby created, including, without limitation, the reasonable compensation of advisors and assistants not regularly in its employ, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Trustee in complying with any Applicable Laws as a result of its duties as Trustee hereunder, acting reasonably, both before and after default hereunder, until all duties of the Trustee hereunder have been fully and finally performed, with interest at a rate per annum equal to the then current rate of interest charged by the Trustee to its corporate customers, from thirty (30) days after the issuance of the invoice from the Trustee to the Trust with respect to such expenditure until repayment, and such moneys and the interest thereon, including the Trustee’s remuneration, shall be payable out of any Funds coming into the possession of the Trustee in priority to any payment in respect of the principal of, premium, if any, and interest accrued on the Notes. The remuneration and repayment referred to in the preceding sentence of this Section 5.3 shall continue to be payable until the trusts hereunder shall be finally wound up and whether or not the trusts under this Note Indenture shall be in the course of administration by or under the direction of a court.
ARTICLE 6
DEFAULT
6.1 Events of Default
     It shall be an “Event of Default” if:
(a)	the Trust defaults in the repayment of the principal amount of the Notes or of any Note upon the demand therefor or on the Maturity Date and such default continues unremedied for a period of ninety (90) days;

(b)	the Trust defaults in the payment of any interest due on the Notes on an Interest Payment Date and such default continues unremedied for a period of ninety (90) days;

(c)	the Trust fails to pay at maturity or payment has been accelerated under the provisions of any material instrument, indenture or document evidencing indebtedness by the Trust for borrowed money having a principal amount outstanding in excess of ten million dollars ($10,000,000) and such default continues after the applicable grace period, specified therein, if any, provided that if any such default shall be cured by the Trust or waived by the holders of the indebtedness concerned and any such acceleration of the maturity thereof shall be rescinded by such holders, then the default hereunder shall be deemed likewise to be cured or waived and any declaration that the Notes are due and payable shall likewise be deemed to be cancelled;

(d)	a decree or order of a court having jurisdiction is entered adjudging the Trust or any of its subsidiaries a bankrupt or insolvent under any bankruptcy, insolvency, debtor’s relief or analogous Applicable Laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Trust or any of its subsidiaries, or appointing a receiver of, or of any substantial part of the property of, the Trust or any of its subsidiaries, or ordering the winding-up or liquidation of the affairs of the Trust or any of its subsidiaries, and any such decree or order continues un-stayed and in effect for a period of forty-five (45) days or any of the actions sought in such Proceeding (including the entry of an order for relief or the appointment of a receiver, manager or, receiver and manager) are granted in whole or in part or if a receiver is privately appointed in respect of or of any substantial part of the property of, the Trust or any of its subsidiaries;

(e)	any of the Trust or any of its subsidiaries shall: (i) apply for, consent to or suffer the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or similar fiduciary of itself of all or substantially all of its property; (ii) make a general assignment for the benefit of creditors; (iii) commence a voluntary case or file a petition under any bankruptcy, insolvency, debtor’s relief or analogous Applicable Laws; (iv) be adjudicated a bankrupt or insolvent; (v) acquiesce to, or fail to have dismissed, within 45 days, any petition filed against it in any involuntary case under any bankruptcy, insolvency, debtor’s relief or analogous Applicable Laws; or (vi) take any action for the purpose of effecting any of the foregoing;

(f)	a resolution is passed for the winding-up or liquidation of the Trust or any of its subsidiaries, except in connection with an internal reorganization with an affiliate or subsidiary of the Fund, or if the Trust or any of its subsidiaries institutes Proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy, insolvency or similar Proceedings against it under any bankruptcy, insolvency or analogous Applicable Laws, or consents to the filing of any such petition or to the appointment of a receiver of all or substantially all of its property or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(g)	the Trust shall neglect to observe or perform any other covenant or condition contained in this Note Indenture or, to be observed or performed by it and, after notice in writing has been given by the Trustee to the Trust specifying such Default and requiring the Trust to rectify the same (which notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a Holders’ Request) the Trust shall fail to rectify such Default within a period of ninety (90) days, unless the Trustee (having regard to the subject matter of the Default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee; or

(h)	any encumbrancer takes possession of any part of the property of the Trust or any of its subsidiaries which, in the reasonable opinion of the Trustee acting and relying on the advice of Counsel, is all or substantially all of the property of the Trust and its subsidiaries, taken as a whole, or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Trust or a subsidiary or for any part of the Trust’s or a subsidiary’s property which, in the reasonable opinion of the Trustee acting and relying on the advice of Counsel, is all or substantially all of the property of the Trust and its subsidiaries, taken as a whole.
6.2 Acceleration of Maturity
     Upon the occurrence of an Event of Default, the Trustee may, in its discretion, and shall, upon receipt of a Holders’ Request and the funding and indemnity as contemplated by Section 6.3, by notice in writing to the Trust, declare the principal of and interest on all Notes then outstanding and all other moneys payable or outstanding hereunder or thereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, but subject always to the terms of Article 4 hereof and to any subordination agreement entered into by the Trustee pursuant to Article 4, and the Trust shall forthwith pay to the Trustee, for the benefit of the Holders, such principal, accrued and unpaid interest and all other moneys outstanding thereunder (less any tax required by Applicable Law to be withheld therefrom), together with interest on such principal, interest and such other moneys until payment is received by the Trustee. Such payment, when made, shall be deemed to have been made in discharge of the Trust’s obligations under the Notes and any moneys so received by the Trustee shall be applied in the manner provided in Section 6.9.
6.3 Remedies
(a)	Whenever an Event of Default has occurred, the Holder(s) of the majority in principal amount of the Notes outstanding may, by Holders’ Request, and having indemnified and Funded the Trustee to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, cause the Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by Applicable Law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Trust, provided, however, that the Trustee’s right to proceed may be limited by the provisions of any subordination agreement entered into by the Trustee pursuant to Article 4 hereof.

(b)	Notwithstanding anything contained in this Note Indenture, neither the Trustee nor the Holders shall take any steps or actions with respect to an Event of Default (except providing the notice contemplated under Section 6.2) without the prior written consent of the Fund at any time that the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes. Until such time as it receives evidence to its satisfaction to the contrary, the Trustee shall be entitled to assume that the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.
6.4 Remedies not Exclusive
     No remedy for the enforcement of rights of the Holder(s) under this Article 6 shall be exclusive of or dependent on any other such remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

6.5 Delay
     No delay or omission of the Trustee or any Holder to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence herein.
6.6 Waiver of Default
     Upon the happening of any Event of Default hereunder:
(a)	the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Holders’ Request, to instruct the Trustee to waive any Event of Default and the Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such Holders’ Request; and

(b)	the Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee’s reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;
provided that, no act or omission either of the Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom. The Trustee may waive or authorize any breach or proposed breach of any of the terms of this Note Indenture or the Notes if, in the opinion of the Trustee, such breach or proposed breach is not materially prejudicial to the interests of the Holders.
6.7 Enforcement by the Trustee
(a)	Subject to the provisions of Section 6.6 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in the event the Trust shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 6.2, the principal and interest on all Notes outstanding (less any tax required by Applicable Law to be withheld therefrom), together with any other amounts due hereunder, the Trustee, subject to receiving the consent of the Fund in the circumstances described in subsection 6.3(b) and subject to any subordination agreement entered into by the Trustee pursuant to Article 4, may, in its discretion and shall upon receipt of a Holders’ Request, and upon being indemnified and Funded to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the principal and interest on all Notes then outstanding together with any other amounts due thereunder, by such proceedings authorized by this Note Indenture or by Applicable Law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at Applicable Law or in equity as the Trustee acting and relying on the advice of Counsel shall deem expedient.

(b)	The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Holders allowed in any insolvency, bankruptcy, liquidation or other judicial or creditor proceedings relative to the Trust or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding Notes shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Trustee on the advice of Counsel, in order to have the respective claims of the Trustee and of the Holders against the Trust or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that nothing contained in this Note Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any rights of any Holder.

(c)	The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d)	All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

6.8 No Suits by Holders
     No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under any proceedings or to have the Trust wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (i) such Holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Holders’ Request shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient Funds or security therefor and an indemnity satisfactory to the Trustee to cover the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Trustee shall have failed to act within a reasonable time of receipt of such notification and request and Funding or Funding and indemnity and such notification and request and Funding and indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceedings. Despite the foregoing, if the Fund holds all of the Notes, it may commence proceedings in its own name.
6.9 Application of Moneys Received by Trustee
     Except as herein otherwise expressly provided (including Article 4 hereof), any money received by the Trustee from the Trust pursuant to the foregoing provisions of this Article 6, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Trust, shall be applied, together with any other moneys in the hands of the Trustee available for such purpose as follows:
(a)	first, in payment or in reimbursement of the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Trustee in connection with the administration and execution of its trusts under, or otherwise in lawful relation to, this Note Indenture, with interest thereon as herein provided;

(b)	second, but subject as hereinafter in this Section 6.9 provided, in payment, ratably and proportionately to the Holders in the following priority namely: first, accrued and unpaid interest and interest on amounts in default (less any tax required by Applicable Law to be withheld therefrom); and thereafter, principal; unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c)	third, in payment of the surplus, if any, of such moneys to the Trust or its assigns, unless otherwise required by Applicable Law;
provided, however, that no payment shall be made pursuant to subsection 6.9(b) above with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Trust or any subsidiary (other than any Note pledged for value and in good faith to a person other than the Trust or any subsidiary, but only to the extent of such person’s interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held; provided that, the Trustee may conclusively rely on a Certificate of the Trust as to what Notes are directly or indirectly held for the Trust or any subsidiary, and in the absence of such Certificate, the Trustee may proceed as if no Notes are directly or indirectly held by the Trust or any subsidiary.
6.10 Distribution of Proceeds
     Payments to Holders pursuant to subsection 6.9(b) shall be made as follows:
(a)	at least fifteen (15) days’ notice of every such payment shall be given in the manner provided in Section 10.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal, interest and any other moneys payable hereunder;

(b)	payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such evidence of loss and indemnity being given to it as it shall deem sufficient;

(c)	from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d)	the Trustee shall not be bound to apply or make any partial or interim payment of any moneys coming into its hands if the amount so received by it, after reserving thereof such amount as the Trustee may think necessary to provide for the payments mentioned in subsection 6.9(a), is insufficient to make a distribution of at least five (5%) percent of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 11.7 until the money or the investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not apply to a final payment or distribution hereunder.
6.11 Judgment Against the Trust
     The Trust covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other moneys owing hereunder.
6.12 Immunity of Administrator, etc.
     The Holders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future settlor, the Administrator, the Trust Trustees (in their personal capacities and not as trustees), any holder of Trust Units or officer, employee or agent of the Trust or the Administrator for the payment of the principal or interest on any of the Notes or on any covenant, agreement, representation or warranty by the Trust herein or in the Notes contained; provided, however, that nothing in this Section 6.12 shall prevent recourse to and the enforcement of liability of any such settlor, the Administrator, the Trust Trustees, any holder of Trust Units, officer, employee or agent of the Trust or the Administrator based upon the wilful misconduct or fraud of such settlor, the Administrator, the Trust Trustees, holder of Trust Units, officer, employee or agent.
ARTICLE 7
SATISFACTION AND DISCHARGE
7.1 Payment of Principal Amount
     The principal amount and any interest due upon demand or maturity of any Note outstanding shall be paid (less any tax required by Applicable Law to be withheld therefrom) by the Trust to the Trustee on the date specified in any demand for payment made or on the Maturity Date, as applicable, for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at the principal office of the Trustee in the City of Toronto. Upon payment of the principal amount together with any accrued and unpaid interest (less any applicable withholding tax) the Note shall be cancelled by the Trustee.
7.2 Non-Presentation of Notes
     In the event the Holder of any Note shall fail to surrender the Note or shall not accept payment of the moneys payable with respect thereto or give such receipt therefor, if any, as the Trustee may require, such moneys shall be set aside by the Trustee in trust for such Holder, and no interest shall be payable to such Holder in respect of such moneys and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the moneys so set aside upon surrender and delivery up of such Note.
7.3 Repayment of Unclaimed Moneys
     Any moneys set aside under Section 7.2 and not claimed by and paid or delivered to Holders as provided in Section 7.2 within six (6) years after the date of such setting aside shall be repaid or returned to the Trust by the Trustee on written demand and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the Holders with respect to which such moneys were so repaid to the Trust shall have no rights with respect thereto except to obtain payment or delivery of the moneys due thereon from the Trust up to such time as the right to proceed against the Trust for recovery of such moneys has become by statute barred under Applicable Laws.
7.4 Discharge
     The Trustee shall, at the Direction of Trust, release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are required for that purpose and to release the Trust from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee) upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Notes and all other moneys or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other moneys or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.
ARTICLE 8
SUCCESSOR TRUSTS
8.1 Successors
     Other than pursuant to the Plan of Arrangement, the Trust shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of such amalgamation or merger, of the continuing corporation resulting therefrom, unless:
(a)	such other person is a trust, partnership or corporation (herein called the “Successor”) settled, established, formed or incorporated under the laws of Canada or any province thereof;

(b)	the Successor shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the Successor of the liability for the due and punctual payment of all the Notes and interest thereon and all other moneys payable hereunder and the covenant of the Successor to pay the same and its agreement to observe and perform all the covenants and obligations of the Trust under this Note Indenture;

(c)	such transaction shall, to the satisfaction of the Trustee, and in the opinion of Counsel, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Trustee or the Holders hereunder and upon terms not materially prejudicial to the interests of the Holders; and

(d)	no condition or state of facts shall exist as to the Trust or the Successor, either after the consummation of any such transaction and after giving full effect thereto or immediately after the Successor complying with the provisions of subsection

8.1(b) above, which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.
8.2 Vesting of Powers In Successor
     Upon the satisfaction of the conditions of Section 8.1, the Successor shall be bound by the covenants and obligations of the Trust under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Trust under this Note Indenture in the name of the Trust or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by the Trust Trustees or the Administrator may be done and performed with like force and effect by the directors or officers of such Successor.
ARTICLE 9
MEETINGS OF HOLDERS
9.1 Right to Convene Meeting
     The Trustee or the Trust may at any time and from time to time and the Trustee shall on receipt of a Request of the Trust or a Holders’ Request and upon being indemnified and Funded to its reasonable satisfaction by the Trust or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing, within thirty (30) days after receipt of any such request and such Funding and indemnity, to give notice convening a meeting, the Trust or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, or at such other place as may be approved or determined by the Trustee.
9.2 Notice of Meetings
     At least twenty-one (21) days’ notice of any meeting shall be given to the Holders by the Trust or the Trustee, as the case may be, in the manner provided in Section 10.1 and a copy thereof shall be sent by courier to the Trustee, unless the meeting has been called by it. Such notice shall state the time and place the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.
9.3 Chairperson
     An individual, who need not be a Holder, nominated in writing by the Trustee shall be chairperson of the meeting and if no individual is so nominated, or if the individual so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in person or represented by proxy shall choose an individual present to be chairperson.

9.4 Quorum
     Subject to the provisions of Section 9.12, at any meeting of the Holders a quorum shall consist of Holders present in person or represented by proxy and representing a majority of the principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Holders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place, to the extent possible, and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting, the Holders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting other than an adjourned meeting unless the required quorum is present at the commencement of business.
9.5 Power to Adjourn
     The chairperson of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority of the principal amount of the Notes represented thereat, adjourn any such meeting and no notice of the adjourned meeting need be given except such notice, if any, as the meeting may prescribe.
9.6 Show of Hands
     Every question submitted to a meeting shall, subject to Section 9.7, be decided in the first instance by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairperson of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him or the Holder whose proxy he holds.
9.7 Poll
     On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairperson or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairperson shall direct. Resolutions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the Holders of a majority of the principal amount of the Notes represented at the meeting and voted on the poll.
9.8 Voting
     Holders may attend and vote at all meetings of the Holders either in person or represented by proxy. On a show of hands, every person who is present and entitled to vote, whether as a

Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each ten dollar ($10) principal amount of Notes of which it shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or represented by proxy at the meeting may vote in the absence of the other or others; but if more than one of them shall be present in person or represented by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.
9.9 Regulations
     The Trustee, or the Trust with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:
(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Holder;

(b)	the deposit of instruments appointing proxies at such place as the Trustee, the Trust or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited;

(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be delivered, mailed or faxed before the meeting to the Trust or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d)	generally for the calling of meetings of Holders and the conduct of business thereat.
Any regulations so made shall be binding and effective on the Holders and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.
9.10 Persons Entitled to Attend Meetings; Record Dates
     The Trust and the Trustee (by their respective employees, officers, directors and trustees) and Counsel, and any Holder, and any other person permitted by the chairperson to attend, may attend any meeting of the Holders, but such parties shall not, unless otherwise entitled to do so, be entitled to vote at such meeting. For the purpose of determining the Holders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or for the purpose of any other action, the Trustee may from time to time, without notice to Holders, with or without closing the transfer books, fix a date not more than sixty (60) days prior to the date of any meeting of the Holders or other action as a record date for the determination of Holders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to be treated as Holders of record for purposes of such other action, as the case may be, and any Holder who was a Holder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof, even if the holder has since that date disposed of his Notes, and no person who becomes a Holder after that date shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to be treated as a Holder of record for purposes of such other action.
9.11 Powers Exercisable by Extraordinary Resolution
     In addition to the powers conferred upon them by any other provisions of this Note Indenture or by Applicable Law, a meeting of the Holders shall have the following powers exercisable from time to time by Extraordinary Resolution:
(a)	the power to approve any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Trustee (subject, as regards the rights of the Trustee, to the Trustee’s prior written consent) against the Trust, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b)	the power to assent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be agreed to by the Trust and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c)	the power to approve any scheme for the recapitalization, reconstruction or reorganization of the Trust or for the consolidation, amalgamation or merger of the Trust with any other person or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Trust or any part thereof, provided that no such sanction shall be necessary with respect to the Arrangement or any other such transaction if the provisions of Section 8.1 shall have been complied with;

(d)	the power to direct or authorize the Trustee, subject to the receipt by the Trustee of sufficient Funds or security therefor and an indemnity satisfactory to the Trustee to cover its costs, expenses or liabilities, to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)	the power to waive and direct the Trustee to waive any Default or Event of Default hereunder or cancel any declaration made by the Trustee pursuant to Section 6.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)	the power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g)	the power to direct any Holder who has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith if the taking of such suit, action or proceeding shall have been permitted by Section 6.8;

(h)	the power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Trust Units or other securities of the Trust;

(i)	the power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in any such Extraordinary Resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Trustee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be Holders. Every such committee may elect its chairperson and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j)	the power to authorize the Trustee or any other person or persons to (i) bid at any sale of the Trust’s properties or assets or any part thereof, (ii) to borrow the moneys required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the moneys so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), (iii) to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any moneys so borrowed or advanced) in trust for all the Holders at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any corporation formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, and (iv) until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow moneys and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the moneys so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and (v) otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;
(k)	the power to remove the Trustee from office and to appoint a new trustee or trustees;

(l)	the power to authorize the Trust and the Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest, the payment with respect to which is extended, is at the time due or overdue;

(m)	the power to assent to any request of the Trust to effect any extension of the Maturity Date or early redemption of the Notes under Article 3; and

(n)	the power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 9.11(i).
9.12 Meaning of “Extraordinary Resolution”
(a)	The expression “Extraordinary Resolution” when used in this Note Indenture means, subject as hereinafter in this Article 9 provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 9 at which the Holders of a majority in principal amount of the Notes outstanding are present in person or represented by proxy and passed by the affirmative votes of the Holders of not less than sixty-six and two-thirds (66 2/3%) percent of the principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b)	If, at any meeting referred to in subsection 9.12(a), the Holders of a majority in principal amount of the Notes outstanding are not present in person or represented by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by a Holders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) days nor more than twenty (20) days later, and to such place and time, all as may be determined by the chairperson. Not less than five (5) days’ notice shall be given of the time and place of such adjourned meeting to the Holders in the manner provided in Section 10.1. Such notice shall state that at the adjourned meeting the Holders present in person or represented by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.12(a), shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c)	Voting on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.
9.13 Powers Cumulative
     It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.
9.14 Minutes
     Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Trust, and any such minutes as aforesaid, if signed by the chairperson of the meeting at which such resolutions were passed or proceedings had, or by the chairperson of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.
9.15 Instrument In Writing
     All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by the Holders of sixty-six and two-thirds (66 2/3%) percent of the principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Note Indenture shall include an instrument so signed.
9.16 Binding Effect of Resolutions
     Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders shall be binding upon all the Holders,

whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its Funding and indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.
9.17 Evidence of Rights of Holders
(a)	Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 9 with regard to voting at meetings of Holders) of the holding by any person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

(b)	The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.
9.18 Series Approval
(a)	If any business to be transacted at any meeting is to affect only the rights of the Holders of Notes of a series, which rights are specifically limited herein to such Holders, the provisions of this Article 9 shall apply as if only the Notes of such series were outstanding and notice of any such meeting need not be given to the Holders of Notes of any other series.

(b)	If any business to be transacted at a meeting of holders could affect the rights of the Holders of Notes of a series in an adverse manner materially different from the Holders of Notes of another series (as to which an opinion of Counsel shall be binding on all holders, the Trustee and the Trust for all purposes hereof), then:
(i)	reference to such fact, indicating the series so affected, will be made in the notice of such meeting; and

(ii)	the Holders of the series so affected will not be bound by any action taken at such meeting unless in addition to compliance with the other provisions of this Article 9 at such meeting:

(A)	there are present in person or represented by proxy Holders of at least 51% of the principal amount of the outstanding Notes of such series, subject to the provisions of this Article 9 as to quorum at adjourned meetings called for the purpose of passing an Extraordinary Resolution; and

(B)	the resolution is passed by the affirmative vote of the holders of at least 66 2/3% of the principal amount of Notes of such series represented at the meeting, provided that if the Fund then owns in excess of 25% of the aggregate principal amount of the Notes outstanding in such class, the Fund shall have approved the said resolution.
ARTICLE 10
NOTICES
10.1 Notice
     Any notice, request, demand or other communication required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by facsimile (in the case of the Trust or the Trustee):
(a)	to the Trust at:

Extendicare Trust 3000 Steeles Avenue East Markham, Ontario L3R 9W2 Attention: Trustees Fax: (905) 470-4003

(b)	to a Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing and any notices so given shall be sufficient notice to all Holders or any other persons (if any) interested in such Notes; or at the option of such party giving notice, such notice may be given by publication twice in the Report on Business section of the National Edition of the Globe and Mail, the Financial Post section of the National Post or similar section of any newspaper having national circulation in Canada; provided further that, if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the Register or Registers are maintained. Accidental error or omission in giving notice to any Holder will not invalidate any action or proceeding founded thereon; or

(c)	to the Trustee at its principal office in the City of Toronto at:

100 University Avenue 9th Floor, North Tower Toronto, Ontario M5J 2Y1

Attention: Manager, Corporate Trust
Fax: (416) 981-9777
     Any notice, request, demand or other communication given as aforesaid shall be deemed to have been given at the time delivered or faxed (provided complete transmission is confirmed) if delivered or faxed to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following Business Day, after publishing such notice twice in the designated newspaper or newspapers. Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.
ARTICLE 11
CONCERNING THE TRUSTEE
11.1 No Conflict of Interest
     The Trust acknowledges that the Trustee also serves as registrar and transfer agent for the Fund, as distribution agent in respect of the Fund and as the registrar, transfer agent and distribution agent in respect of Extendicare Limited Partnership (collectively, the “Related Appointments”). The Trustee represents to the Trust that at the date of execution and delivery of this Note Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments. The Trustee shall, within ninety (90) days after it becomes aware that any material conflict of interest exists, including in connection with any Related Appointments, either (a) eliminate such material conflict of interest, (b) resign from any of the Related Appointments so that a material conflict of interest no longer exists, or (c) resign from its role as trustee hereunder. If, notwithstanding the foregoing provisions of this Section 11.1, the Trustee has such a material conflict of interest, the validity and enforceability of this Note Indenture shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provision of this Section 11.1, any interested party may apply to the Court for an order that the Trustee be replaced as the trustee hereunder.
     Subject to the preceding paragraph, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Trust (including the Notes) and generally may contract and enter into business or financial transactions with the Trust or any of its affiliates without being liable to account for any profit made thereby.

11.2 Replacement of Trustee
(a)	The Trustee may resign and be discharged from all further duties and liabilities hereunder by giving to the Trust not less than sixty (60) days’ notice in writing or such shorter notice as the Trust may accept as sufficient. The Holders, by Extraordinary Resolution, shall have power at any time to remove the Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Trust shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Trust, the retiring Trustee or any Holder may apply, at the Trust’s expense, to a Justice of the Supreme Court of Ontario, on such notice as such Justice may direct for the appointment of a new trustee; but any new trustee so appointed by the Trust or by the Court shall be subject to removal as herein provided by the Holders. Any new trustee appointed under any provision of this Section 11.2 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b)	Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee (the “Successor Trustee”) under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the Successor Trustee or of the Trust and subject to Section 11.2(c), the Trustee ceasing to act shall execute and deliver an instrument having terms and conditions acceptable to the Trustee, acting reasonably, assigning and transferring to such Successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the Successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Trust be required by any new trustee for more fully and effectively vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new trustee, be made, executed, acknowledged and delivered by the Trust.

(c)	Upon payment of its outstanding fees and other expenses, disbursements and moneys contemplated by Section 5.3, the Trustee shall deliver to the Successor Trustee an instrument that, to the satisfaction of the Trust, is appropriate to transfer all rights and powers of the Trustee hereunder.

(d)	The Trust will give notice to all Holders of any appointment of a Successor Trustee.

11.3 Duties of Trustee
(a)	In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Trustee shall in good faith and in a commercially reasonable manner and in the best interests of the Holders, exercise that degree of care, diligence and skill that a reasonably prudent trustee, appointed in respect of a trust indenture for the purposes of issuing debt obligations, would exercise in comparable circumstances, provided, however, that the Trustee shall have no obligation to inquire as to the performance by the Trust of its covenants hereunder other than securing evidence of compliance provided for in Section 11.5 hereof and no provision of this Note Indenture shall relieve the Trustee from any of its duties under this subsection 11.3(a).

(b)	In addition to all other duties of the Trustee set forth herein, at all times while any Notes are outstanding, the Trustee shall, in addition, have the following responsibilities hereunder:
(i)	to keep the Trust’s Registers and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Trust Trustees or the Administrator (which shall be in the form of a Direction of the Trust) and satisfaction of all relevant terms and conditions of this Note Indenture, the Trustee shall:
(A)	record the particulars of all transfers of Notes upon the appropriate Register;

(B)	certify and issue Notes to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C)	maintain the Registers and make such entries from time to time in the Registers as may be necessary in order that the account of each Holder may be properly and accurately maintained; and

(D)	furnish to the Trust, but at the Trust’s expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Trust may require, provided that such documents, papers, information and materials shall not include any such items in any way related to any actual, threatened or contemplated action or proceeding by or on behalf of the Trustee or the Holders against or involving the Trust which are subject to privilege, confidentiality or similar protections for the benefit of the Trustee or the Holders;
(ii)	forthwith upon receipt of sufficient moneys from the Trust, to forward cheques or other transfer of Funds by such means as considered appropriate by the Trustee representing payments of interest upon the

Notes to the Holders thereof in accordance with the provisions of Section 2.5 hereof;

(iii)	upon receipt of sufficient moneys from the Trust, upon the stated or accelerated maturity of the Notes, to make all payments of principal, interest and other amounts on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv)	to provide the Holders with any such information returns provided to the Trustee by the Trust Trustees or the Administrator as the Holders may require to comply with any of the obligations imposed upon the Holders under the Tax Act in their capacity as Holders.
(c)	All Notes shall be effectively and interchangeably transferable on the appropriate principal Register or on any appropriate branch Register(s), regardless of where or when the Notes shall have been issued, and entry of the transfer of any Notes in the appropriate Register or in any one appropriate branch Register shall for all purposes be a complete and valid transfer.

(d)	The Trustee may use its own judgment in the performance of its duties as trustee for the Trust, but at any time it may, as a prerequisite to taking any action hereunder, apply to the Trust Trustees or the Administrator or an officer of the Trust or to Counsel, which may, but need not, be Counsel to the Trust, at the expense of the Trust, for instructions or advice, and the Trust will fully protect and hold the Trustee harmless from all liability and reasonable costs for any action taken, or not taken, by the Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(e)	The transfer of any Notes in respect of a certificate presented to the Trustee may be refused by it until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Trustee shall not incur any liability by refusing in good faith to effect any transfer which, in its judgment is improper or unauthorized.

(f)	The Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Trust to the Trustee of all moneys and property owing to the Trustee hereunder including pursuant to Section 5.3, to deliver over to the Trust, upon receipt of a Direction of the Trust, the Registers and branch Registers maintained by it and any documents connected therewith or with the Trust transacted hereunder, and a receipt signed by an officer of the Trust shall be a valid discharge of the Trustee.
11.4 Reliance Upon Declarations
     In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence furnished to the Trustee pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture or pursuant to a request of the Trustee. The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the certification of the Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Trust. The Trustee shall not in any way be responsible for the consequence of any breach on the part of the Trust (or by its agents, including the Administrator) or any of the Trust’s covenants contained herein.
11.5 Evidence and Authority to Trustee
(a)	Whenever it is provided in this Indenture, with reference to any application to the Trustee for the certification and delivery of Notes or other action hereunder, that the Trust (or any agent thereof, including the Administrator) shall deposit with the Trustee resolutions, certificates, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith at the time of the granting of such application (or on the effective date of any such certificate or report, as the case may be) of the facts and opinions stated in all documents so deposited shall, in each and every such case, be conditions precedent to the right of the Trust to have such application granted. The Trustee may rely and shall be protected in acting upon any such documents deposited with it in purported compliance with any such provision or of any other purpose hereof, but may in its discretion require further evidence before acting or relying thereon.

(b)	The Trustee may rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.
11.6 Experts, Advisers and Agents
     The Trustee may:
(a)	in relation to this Note Indenture, rely absolutely and act or not act and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, auditor, valuator, engineer, surveyor, appraiser or other expert or advisor, whether obtained by the Trustee or by the Trust, or otherwise, and may employ such assistants or experts as may be necessary to the proper determination and discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ or retain such counsel, accountants, appraisers, engineers, agents, experts and other advisors as it may reasonably require for the purpose of determining and discharging its duties hereunder, and may pay reasonable remuneration for all services performed by any of them (and shall be entitled to receive reasonable remuneration for all services performed by it) without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them. Such costs and expenses shall immediately become and form part of the

Trustee’s fees hereunder. Any solicitors employed or consulted by the Trustee as Counsel may be, but need not be, solicitors for the Trust.
11.7 Investment of Moneys Held by Trustee
     Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or deposited for safe-keeping in Ontario with any such bank. Unless herein otherwise expressly provided, any moneys so held, pending the application or withdrawal thereof under any provisions of this Note Indenture, shall, upon receipt of a direction from the Trust, be invested by the Trustee in Authorized Investments in its name in accordance with such direction. Any direction from the Trust to the Trustee shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. the next Business Day. For the purpose hereof, “Authorized Investments” means those investments permitted by Section 4.2 of the Trust Deed of Trust. In the event that the Trustee does not receive a direction or only a partial direction, the Trustee may hold cash balances constituting part or all of any moneys held pursuant to this Note Indenture and may, but need not, invest same in its deposit department or the deposit department of one of its affiliates; but the Trustee and its affiliates shall not be liable to account for any profit to any parties to this Note Indenture or the Holders or to any other person other than at a rate, if any, established from time to time by the Trustee or one of its affiliates. Subject to the foregoing, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Trust and be remitted to the Trust or in accordance with the provisions of Applicable Laws of public order, three (3) years from Maturity Date of the Notes in respect of which such moneys were held by the Trustee, unless an Event of Default shall have occurred and be continuing, in which case all such interest and income shall be held by the Trustee and applied in accordance with Section 6.9.
11.8 Action by Trustee to Protect Interests
     The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect and enforce its interests and the interests of the Holders.
11.9 Trustee Not Required to Give Security
     The Trustee shall not be required to give any bond or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.
11.10 Protection of Trustee
     By way of supplement to the provisions of any law for the time being relating to trustees:
(a)	the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except the representation contained in Section 11.12 and in the certification of the Trustee on the Notes) or required to verify the same, but any such statements or recitals are and shall be deemed to be made by the Trust;

(b)	nothing herein contained shall impose any obligation on the Trustee to see to or require evidence of the registration or filing (or renewal thereof) of this Note Indenture or any instrument ancillary or supplemental hereto or thereto;

(c)	the Trustee shall not be bound to give to any person notice of the execution hereof;

(d)	the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Trust or its agent, including the Administrator, of any of the covenants contained in this Indenture or of any acts of the agents or servants of the Trust, including the Administrator; and

(e)	Subject to the provisions of any Applicable Laws, except for its acts of fraud, gross negligence or willful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Trust agrees, at all times, to indemnify and save harmless the Trustee and each of its officers, directors, employees, agents, representatives, successors and assigns and each of their respective heirs, personal representatives, successors and assigns (collectively, “Representatives”), from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (including, without limitation, any and all legal and advisor fees and disbursements) (collectively, “Liabilities”) of whatever kind or nature which may at any time be suffered by, imposed upon, incurred by or asserted against the Trustee and its Representatives, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Trustee made in connection with its acting as Trustee hereunder. Notwithstanding any other provision hereof, this indemnity and the obligations provided for in this Section 11.10 shall survive any termination of the trust created hereby, whether by reason of removal or resignation of the Trustee, termination or discharge of this Note Indenture or otherwise.
11.11 Conditions Precedent to Trustee’s Obligations to Act Hereunder
(a)	The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient Funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b)	None of the provisions contained in this Note Indenture shall require the Trustee to expend or risk its own Funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)	The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.
11.12 Authority to Carry on Business
     The Trustee represents to the Trust that at the date of execution and delivery by it of this Note Indenture it is a resident of Canada and is authorized to carry on the business of a trust company in each of the provinces of Canada. If the Trustee ceases to be so authorized to carry on the business of a trust company, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within sixty (60) days after ceasing to be authorized to carry on the business of a trust company in any of the provinces of Canada either become so authorized or resign in the manner and with the effect specified in Section 11.2.
11.13 Acceptance of Trust
     The Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by Applicable Law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.
11.14 Compliance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act
     The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guidelines. Furthermore, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten Business Days written notice to the Corporation, provided (i) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such ten day period, then such resignation shall not be effective.
11.15 Trustee’s Cheque to Satisfy Liability
     The forwarding of a cheque by the Trustee will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by Applicable Law) unless such cheque is not honoured on presentation; provided that, in the event of non-receipt of such cheque by the payee, or loss or destruction thereof, the Trustee upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.
ARTICLE 12
SUPPLEMENTAL INDENTURES
12.1 Supplemental Indentures
     From time to time the Trustee and the Trust (when the Trust is so authorized by a resolution of the Trust Trustees or the Administrator) may, and they shall when required by this Note Indenture, execute, acknowledge and deliver deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:
(a)	evidencing the succession of successors and the obligations assumed by such successors pursuant to Article 8;

(b)	making any additions to, deletions from or alterations to this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof and which in the opinion of the Trustee, acting and relying on the written advice of Counsel, is not prejudicial to the interests of the Holders;

(c)	adding to or altering the provisions hereof in respect of the transfer of Notes, including provision for the exchange of Notes of different denominations and making any modifications in the form of the Notes which do not affect the substance thereof and which in the opinion of the Trustee, acting and relying on the written advice of Counsel, is not prejudicial to the interests of the Holders;

(d)	giving effect to any Extraordinary Resolution passed as provided in Article 9; and

(e)	for any other purpose not inconsistent with the terms of this Note Indenture provided that, on the written advice Counsel, the rights of the Trustee and the Holders are in no way prejudiced thereby.
     The Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Trust in making any changes or corrections in this Note Indenture which are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that, on the written advice of Counsel, the rights of the Trustee and the Holders are in no way prejudiced thereby.

12.2 Binding Effect of Modifications
     Every modification, addition, deletion, alteration, correction or rectification to, from or of the provisions hereof shall bind the Holders and notice thereof shall be given as soon as practicable in accordance with Section 10.1, unless the Trustee agrees otherwise.
ARTICLE 13
EXECUTION AND FORMAL DATE
13.1 Formal Date
     For the purpose of convenience this Note Indenture may be referred to as bearing formal date as set out on the first page hereof irrespective of the actual date of execution hereof.
13.2 Successors and Assigns
     The provisions of this Note Indenture shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.
13.3 Further Assurances
     Each of the parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Note Indenture.
13.4 Execution
     This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.
13.5 Amendment
     No amendment, supplement, modification or waiver or termination of this Note Indenture and, unless otherwise specified, no consent or approval by any party, shall be binding unless executed in writing by the party to be bound thereby.
13.6 Facsimile Execution
Execution and delivery of this Note Indenture may be effected by any party by facsimile transmission of the execution page hereof to the other party. A party delivering this Note Indenture by facsimile transmission shall thereafter forthwith deliver to the other party an original execution page hereof with its original execution located thereon; provided, however, that any failure by a party to so deliver such original signature page shall not affect the validity or enforceability hereof by or against that party.
     IN WITNESS WHEREOF the parties hereto have executed this Note Indenture by their duly authorized representatives.

EXTENDICARE TRUST, by its Trustees

Per:	(signed) Mel Rhinelander Mel Rhinelander

Per:	(signed) H. Michael Burns H. Michael Burns

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) Lisa M. Kudo Name: Lisa M. Kudo
Title: Professional, Corporate Trust

Per:	(signed) Ann Samuel Name: Ann Samuel
Title: Administrator, Corporate Trust

SCHEDULE “A”
To the Note Indenture between Extendicare Trust and Computershare Trust Company of Canada providing for the issue of Series 1 Notes, Series 2 Notes and Series 3 Notes of Extendicare Trust.
FORM OF SERIES 1 NOTES

NO. •	EXTENDICARE TRUST	$ •
(A trust established under the laws of Ontario)
SERIES 1 NOTE
DUE ON DEMAND
Extendicare Trust (the “Trust”) for value received hereby promises to pay to the order of                                          ON DEMAND or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Note Indenture hereinafter mentioned and, in any event, on •, the sum of
• DOLLARS ($•)
in lawful money of Canada, on presentation and surrender of this Series 1 Note at the principal office of the Trustee in Toronto and such other cities as the Trustee may keep branch registers for these Series 1 Notes from time to time, and to pay interest on the principal amount hereof at the rate of 9.95% per annum from and including the date hereof, payable in monthly installments in arrears on each Interest Payment Date. Failing demand, this Series 1 Note shall become due and payable on the 10th anniversary of the date hereof.
This Note is one of the Series 1 Notes which may be issued from time to time in an indeterminate aggregate amount under a Note Indenture (the “Note Indenture”) dated as of November •, 2006, and made between the Trust and Computershare Trust Company of Canada, as trustee (the “Trustee”), as the same may be amended, supplemented or restated. Reference is hereby made to the Note Indenture for a complete description of the rights of the holders of the said Series 1 Notes, the Trust and the Trustee and of the terms and conditions upon which the Series 1 Notes are issued and held, all to the same effect as if the provisions of the Note Indenture were herein set forth, to all of which provisions the holder of this Series 1 Note, by acceptance hereof, assents. All capitalized terms used herein have the meaning ascribed thereto in the Note Indenture unless otherwise indicated.
The Series 1 Notes are issuable as fully registered Series 1 Notes in denominations of $100 and integral multiples of $100 and in other authorized denominations. The Series 1 Notes of any authorized denomination may be exchanged, as provided in the Note Indenture, for Series 1 Notes in an equal aggregate principal amount in any other authorized denomination or denominations.
This Series 1 Note ranks pari passu with all other Series 1 Notes. The payment of the principal and interest on the Series 1 Notes is subordinated to the prior payment in full of Senior Indebtedness and any outstanding Series 2 Notes and Series 3 Notes. The Note Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

At any time, upon at least 10 days’ prior notice, the Trust has the right to redeem all or less than all of the Series 1 Notes upon payment in lawful money of Canada of an amount equal to the principal amount of Series 1 Notes to be redeemed plus all accrued but unpaid interest (less any tax required by Applicable Law to be withheld therefrom) on such principal amount to the Redemption Date. If less than all of the Series 1 Notes are to be redeemed, each Holder of Series 1 Notes shall have a proportion of the Series 1 Notes held by such Holder redeemed equal to the proportion which the aggregate dollar amount of Series 1 Notes to be redeemed is to the aggregate dollar amount of all Series 1 Notes outstanding, rounded to the next closest $100 of principal amount of Series 1 Notes held by such Holder. Notwithstanding the foregoing, the redemption price may, as the Trust Trustees or the Administrator in its discretion decides, be satisfied in whole or in part by the issuance of Series 3 Notes to the holder(s) of the Series 1 Notes being so redeemed.
In all cases, if taxes are required to be deducted from a payment payable to a Holder, such Holder shall receive such payment less all such applicable taxes.
The Note Indenture contains provisions for the holding of meetings of Holders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of 66 2/3% of the Notes of all series outstanding binding upon all Holders, subject to the provisions of the Note Indenture.
This Series 1 Note may only be transferred upon compliance with the conditions precedent in the Note Indenture on one of the registers kept at the above-mentioned principal offices of the Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as the Trust with the approval of the Trustee may designate, and may be exchanged at any such place, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar. No transfer or exchange of any Series 1 Notes shall be registered during the 5 Business Days immediately preceding any Interest Payment Date or immediately preceding any selection by the Trustee of Series 1 Notes to be redeemed.
This Series 1 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.
The holder of this Series 1 Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Series 1 Note and of the Note Indenture and confirms and ratifies the appointment of the Trustee as trustee for the holder of this Series 1 Note to the extent necessary for the purposes hereof and of the Note Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF the Trust has caused this Series 1 Note to be signed by its Trustees.
DATED as of the • day of •, •.

EXTENDICARE TRUST, by its Trustees

Per:
Name:
Title:

Per:
Name:
Title:
TRUSTEE’S CERTIFICATE
This Note is one of the Series 1 Notes referred to in the Note Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name:
Title:

Per:
Name:
Title:

FORM OF ASSIGNMENT
FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                         whose address and social insurance number, if applicable, are set forth below, this Series 1 Note (or $                                         principal amount hereof*) of Extendicare Trust standing in the name(s) of the undersigned in the register maintained by or on behalf of Extendicare Trust with respect to such Series 1 Note and does hereby irrevocably authorize and direct the Trustee to transfer such Series 1 Note in such register, with full power of substitution in the premises. The transferee of all or part of the Series 1 Notes referred to in this form of assignment acknowledges, by his acceptance of such Notes, that the Series 1 Notes are governed by the Note Indenture and that the Trustee thereunder is irrevocably appointed the attorney of the holder for such purposes.

Dated:

Address of Transferee:

(Street Address):

(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

NOTES:

*1.	If less than the full principal amount of the within Series 1 Note is to be transferred, indicate in the space provided the principal amount (which must be $100 or an integral multiple thereof).

2.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series 1 Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or a major trust company or by a member of a recognized Signature Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

3.	The registered holder of this Series 1 Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series 1 Note.
Signature of Guarantor:

Per:
Authorized Officer		Signature of transferring registered holder

Name of Institution

SCHEDULE “B”
To the Note Indenture between Extendicare Trust and Computershare Trust Company of Canada providing for the issue of Series 1 Notes, Series 2 Notes and Series 3 Notes of Extendicare Trust.
FORM OF SERIES 2 NOTES

NO. •	EXTENDICARE TRUST	$ •
(A trust established under the laws of Ontario)
SERIES 2 NOTE
DUE •
     Extendicare Trust (the “Trust”) for value received hereby promises to pay to the order of                                          on                                          or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Note Indenture hereinafter mentioned, the sum of
• DOLLARS ($•)
in lawful money of Canada, on presentation and surrender of this Series 2 Note at the principal office of the Trustee in Toronto and such other cities as the Trustee may keep branch registers for these Series 2 Notes from time to time, and to pay interest on the principal amount hereof at the rate of •% per annum from and including the date hereof, payable in monthly instalments in arrears on each Interest Payment Date.
This Note is one of the Series 2 Notes which may be issued from time to time in an indeterminate aggregate amount under a Note Indenture (the “Note Indenture”) dated as of November •, 2006, and made between the Trust and Computershare Trust Company of Canada, as trustee (the “Trustee”), as the same may be amended, supplemented or restated. Reference is hereby made to the Note Indenture for a complete description of the rights of the holders of the said Series 2 Notes, the Trust and the Trustee and of the terms and conditions upon which the Series 2 Notes are issued and held, all to the same effect as if the provisions of the Note Indenture were herein set forth, to all of which provisions the holder of this Series 2 Note, by acceptance hereof, assents. All capitalized terms used herein have the meaning ascribed thereto in the Note Indenture unless otherwise indicated.
The Series 2 Notes are issuable as fully registered Series 2 Notes in denominations of $100 and integral multiples of $100 thereafter and in other authorized denominations. The Series 2 Notes of any authorized denomination may be exchanged, as provided in the Note Indenture, for Series 2 Notes in an equal aggregate principal amount in any other authorized denomination or denominations.
This Series 2 Note ranks pari passu with all other Series 2 Notes. The payment of the principal and interest on the Series 2 Notes is subordinated to the prior payment in full of Senior Indebtedness. The Note Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

At any time, upon at least 10 days’ prior notice, the Trust has the right to redeem all or less than all of the Series 2 Notes upon payment in lawful money of Canada of an amount equal to the principal amount of Series 2 Notes to be redeemed plus all accrued but unpaid interest (less any tax required by Applicable Law to be withheld therefrom) on such principal amount to the Redemption Date. If less than all of the Series 2 Notes are to be redeemed, each holder of Series 2 Notes shall have a proportion of the Series 2 Notes held by such Holder redeemed equal to the proportion which the aggregate dollar amount of Series 2 Notes to be redeemed is to the aggregate dollar amount of all Series 2 Notes outstanding, rounded to the next closest $100 of principal amount of Series 2 Notes held by such Holder.
Subject to regulatory requirements, the Series 2 Notes may be purchased by the Trust in the open market or by tender or private contract at any price. Series 2 Notes purchased by the Trust shall be cancelled and shall not be reissued.
In all cases, if taxes are required to be deducted from a payment payable to a Holder, such Holder shall receive such payment less all such applicable taxes.
The Note Indenture contains provisions for the holding of meetings of Holders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of 66 2/3% of the Notes of all series outstanding binding upon all Holders, subject to the provisions of the Note Indenture.
This Series 2 Note may only be transferred upon compliance with the conditions precedent in the Note Indenture on one of the registers kept at the above-mentioned principal offices of the Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as the Trust with the approval of the Trustee may designate, and may be exchanged at any such place, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar. No transfer or exchange of any Series 2 Notes shall be registered during the 5 Business Days immediately preceding any Interest Payment Date or immediately preceding any selection by the Trustee of Series 2 Notes to be redeemed.
This Series 2 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

The holder of this Series 2 Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Series 2 Note and of the Note Indenture and confirms and ratifies the appointment of the Trustee as trustee of the holder of this Series 2 Note to the extent necessary for the purposes hereof and of the Note Indenture, the whole in accordance with and subject to the respective provisions thereof.
IN WITNESS WHEREOF the Trust has caused this Series 2 Note to be signed by its Trustees.
DATED as of the • day of • , •.

EXTENDICARE TRUST, by its Trustees

Per:
Name:
Title:

Per:
Name:
Title:
TRUSTEE’S CERTIFICATE
This Note is one of the Series 2 Notes referred to in the Note Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name:
Title:

Per:
Name:
Title:

FORM OF ASSIGNMENT
FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                         , whose address and social insurance number, if applicable, are set forth below, this Series 2 Note (or $                                          principal amount hereof*) of Extendicare Trust standing in the name(s) of the undersigned in the register maintained by or on behalf of Extendicare Trust with respect to such Series 2 Note and does hereby irrevocably authorize and direct the Trustee to transfer such Series 2 Note in such register, with full power of substitution in the premises. The transferee of all or part of the Series 2 Notes referred to in this form of assignment acknowledges, by his acceptance of such Notes, that the Series 2 Notes are governed by the Note Indenture and that the Trustee thereunder is irrevocably appointed the attorney of the holder for such purposes.

Dated:

Address of Transferee:

(Street Address):

(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

NOTES:

*1.	If less than the full principal amount of the within Series 2 Note is to be transferred, indicate in the space provided the principal amount (which must be $100 or an integral multiple thereof).

2.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series 2 Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or a major trust company or by a member of a recognized Signature Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

3.	The registered holder of this Series 2 Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series 2 Note.

Per:
Authorized Officer		Signature of transferring registered holder

Name of Institution

SCHEDULE “C”
To the Note Indenture between Extendicare Trust and Computershare Trust Company of Canada providing for the issue of Series 1 Notes, Series 2 Notes and Series 3 Notes of Extendicare Trust.
FORM OF SERIES 3 NOTES

NO. •	EXTENDICARE TRUST	$ •
(A trust established under the laws of Ontario)
SERIES 3 NOTE
DUE •
Extendicare Trust (the “Trust”) for value received hereby promises to pay to the order of                                         on • or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Note Indenture hereinafter mentioned, the sum of
• DOLLARS ($• )
in lawful money of Canada, on presentation and surrender of this Series 3 Note at the principal office of the Trustee in Toronto and such other cities as the Trustee may keep branch registers for these Series 3 Notes from time to time, and to pay interest on the principal amount hereof at the rate of •% per annum from and including the date hereof, payable in monthly installments in arrears on each Interest Payment Date.
This Note is one of the Series 3 Notes which may be issued from time to time in an indeterminate aggregate amount under a Note Indenture (the “Note Indenture”) dated as of November •, 2006, and made between the Trust and Computershare Trust Company of Canada, as trustee (the “Trustee”), as the same may be amended, supplemented or restated. Reference is hereby made to the Note Indenture for a complete description of the rights of the holders of the said Series 3 Notes, the Trust and the Trustee and of the terms and conditions upon which the Series 3 Notes are issued and held, all to the same effect as if the provisions of the Note Indenture were herein set forth, to all of which provisions the holder of this Series 3 Note, by acceptance hereof, assents. All capitalized terms used herein have the meaning ascribed thereto in the Note Indenture unless otherwise indicated.
The Series 3 Notes are issuable as fully registered Series 3 Notes in denominations of $100 and integral multiples of $100 thereafter and in other authorized denominations. The Series 3 Notes of any authorized denomination may be exchanged, as provided in the Note Indenture, for Series 3 Notes in an equal aggregate principal amount in any other authorized denomination or denominations.
This Series 3 Note ranks pari passu with all other Series 3 Notes. The payment of the principal and interest on the Series 3 Notes is subordinated to the prior payment in full of Senior Indebtedness. The Note Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.
At any time, upon at least 10 days’ prior notice, the Trust has the right to redeem all or less than all of the Series 3 Notes upon payment in lawful money of Canada of an amount equal to the principal amount of Series 3 Notes to be redeemed plus all accrued but unpaid interest (less any tax required by Applicable Law to be withheld therefrom) on such principal amount to the Redemption Date. If less than all of the Series 3 Notes are to be redeemed, each holder of Series 3 Notes shall have a proportion of the Series 3 Notes held by such holder redeemed equal to the proportion which the aggregate dollar amount of Series 3 Notes to be redeemed is to the aggregate dollar amount of all Series 3 Notes outstanding, rounded to the next closest $100 of principal amount of Series 3 Notes held by such Holder.
In all cases, if taxes are required to be deducted from a payment payable to a Holder, such Holder shall receive such payment less all such applicable taxes.
The Note Indenture contains provisions for the holding of meetings of holders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of 66 2/3% of the Notes of all series outstanding binding upon all Holders, subject to the provisions of the Note Indenture.
This Series 3 Note may only be transferred upon compliance with the conditions precedent in the Note Indenture on one of the registers kept at the above-mentioned principal offices of the Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as the Trust with the approval of the Trustee may designate, and may be exchanged at any such place, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar. No transfer or exchange of any Series 3 Notes shall be registered during the 5 Business Days preceding any Interest Payment Date or immediately preceding any selection by the Trustee of Series 3 Notes to be redeemed.
This Series 3 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.
The holder of this Series 3 Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Series 3 Note and of the Note Indenture and confirms and ratifies the appointment of the Trustee as trustee of the holder of this Series 3 Note to the extent necessary for the purposes hereof and of the Note Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF the Trust has caused this Series 3 Note to be signed by its Trustees.

EXTENDICARE TRUST, by its Trustees

Per:
Name:
Title:

Per:
Name:
Title:
TRUSTEE’S CERTIFICATE
This Note is one of the Series 3 Notes referred to in the Note Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name:
Title:

Per:
Name:
Title:

FORM OF ASSIGNMENT
FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                              whose address and social insurance number, if applicable, are set forth below, this Series 3 Note (or $                      principal amount hereof*) of Extendicare Trust standing in the name(s) of the undersigned in the register maintained by or on behalf of Extendicare Trust with respect to such Series 3 Note and does hereby irrevocably authorize and direct the Trustee to transfer such Series 3 Note in such register, with full power of substitution in the premises.
The transferee of all or part of the Series 3 Notes referred to in this form of assignment acknowledges, by his acceptance of such Notes, that the Series 3 Notes are governed by the Note Indenture and that the Trustee thereunder is irrevocably appointed the attorney of the holder for such purposes.

Dated:

Address of Transferee:

(Street Address):

(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

NOTES:

*1	If less than the full principal amount of the within Series 3 Note is to be transferred, indicate in the space provided the principal amount (which must be $100 or an integral multiple thereof).

2.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series 3 Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or a major trust company or by a member of a recognized Signature Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

3.	The registered holder of this Series 3 Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series 3 Note.

Per:
Authorized Officer		Signature of transferring registered holder

Name of Institution

SCHEDULE “D”
To the Note Indenture between Extendicare Trust and Computershare Trust Company of Canada providing for the issue of Series 1 Notes, Series 2 Notes and Series 3 Notes of Extendicare Trust.
FORM OF REDEMPTION NOTICE
EXTENDICARE TRUST
SERIES • NOTE
REDEMPTION NOTICE

To:	Holders of Series • Notes (the “Notes”)

From:	Extendicare Trust (the “Trust”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.
1.	Notice is hereby given pursuant to Section 3.3 of the Note Indenture (the “Indenture”) dated as of November •, 2006, between the Trust and Computershare Trust Company of Canada (the “Trustee”), as the same may be amended, supplemented or restated, that $• principal amount of Notes will be redeemed as of • (the “Redemption Date”), upon payment of a redemption amount equal to such $• principal amount of Notes to be redeemed plus all accrued but unpaid interest (less any tax required by Applicable Law to be withheld therefrom) on such principal amount to the Redemption Date (the “Redemption Amount”).
2.	[THE FOLLOWING IS TO BE ADDED, IF APPLICABLE, IN THE CASE OF A REDEMPTION OF SERIES 1 NOTES] Notice is hereby further given that $• of the Redemption Amount will be satisfied by the issuance of $• principal amount of Series 3 Notes.
3.	The Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at any of the following corporate trust offices: [SET OUT ADDRESSES OF CORPORATE TRUST OFFICES IN TORONTO AND EACH CITY WHERE A BRANCH REGISTER IS MAINTAINED.]
4.	The interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the above-mentioned corporate trust offices on or after the Redemption Date or prior to the setting aside of the Redemption Amount pursuant to the Indenture.

D-2

5.	If less than all of the Notes of such series are to be redeemed, each Holder of Notes of such series shall have a proportion of the Notes of such series held by such Holder redeemed equal to the proportion which the aggregate dollar amount of Notes of such series to be redeemed is to the aggregate dollar amount of all Notes of such series outstanding, rounded to the next closest $100 of principal amount of Notes held by such Holder.
DATED this • day of • , • .

EXTENDICARE TRUST, by its Trustees

Per:
Name:
Title:

Per:
Name:
Title: